CIRCULAR TO VENFIN SHAREHOLDERS

This circular is important and requires your immediate attention

If you are in any doubt as to what action to take, please consult your attorney, broker or other professional adviser immediately. Please take careful note of the provisions regarding the action required by VenFin ordinary shareholders as detailed on page 2.

If you have disposed of all of your VenFin ordinary shares, this circular should be handed to the purchaser of such shares or the attorney, broker or other agent who disposed of your VenFin ordinary shares for you.

The definitions and interpretations commencing on page 7 apply to this circular in its entirety, including the cover page.

VenFin Limited

(Incorporated in the Republic of South Africa)
(Registration number 2004/034954/06)
ISIN: ZAU000005308
("VenFin" or "the Company")

Circular to VenFin ordinary shareholders

relating to:

a scheme of arrangement in terms of section 311 of the Companies Act, proposed by Remgro between VenFin and its ordinary shareholders, in terms of which, if implemented, Remgro will acquire all the VenFin ordinary shares for a consideration of 1 Remgro ordinary share for every 6.25 VenFin ordinary shares held by VenFin ordinary shareholders, and incorporating a back-up offer if the scheme of arrangement fails for any reason whatsoever, other than as a result of the non-fulfilment of the condition precedent relating to regulatory approval;

and further incorporating:

- an explanatory statement in terms of section 312(1)(a)(i) of the Companies Act (*green*);
- a scheme of arrangement in terms of section 311 of the Companies Act (*blue*);
- a valuation statement in terms of section 312(1)(a)(ii) of the Companies Act;
- a statement of directors' interests in terms of section 312(1)(a)(iii) of the Companies Act;
- additional information required in terms of the SRP Code;
- the terms of the back-up offer;
- the Order of Court ordering the convening of the scheme meeting;
- the notice of scheme meeting;
- a form of proxy for the scheme meeting (*pink*);
- a form of nomination (*orange*) (for completion by immobilised VenFin ordinary shareholders only);
- a form of instruction (*purple*) (for completion by immobilised VenFin ordinary shareholders who are emigrants from and non-residents of the Common Monetary Area only); and
- a form of acceptance in respect of the back-up offer (*yellow*).

24 July 2009

Financial advisors to VenFin

NLA
NEWMAN LOWTHER & ASSOCIATES

Merchant bank and sponsor to Remgro





RAND MERCHANT BANK
A division of FirstRand Bank Limited

Attorneys to VenFin

Webber Wentzel

Independent advisors to the board of VenFin

ERNST & YOUNG
Quality In Everything We Do

Attorneys to Remgro







DLA CLIFFE DEKKER HOFMEYR

This circular is available in English only. Copies of this circular may be obtained from the registered office of VenFin and the offices of the transfer secretaries, the addresses of which are set out in the "Corporate information" section of this circular.

CORPORATE INFORMATION

Company secretary and registered office of VenFin

Mrs M Lubbe

VenFin Limited
Carpe Diem Office Park
Quantum Street
Techno Park
Stellenbosch, 7600
(PO Box 456, Stellenbosch, 7599)

Transfer secretaries to VenFin

Link Market Services South Africa
(Proprietary) Limited
5th Floor
11 Diagonal Street
Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)

Attorneys to VenFin

Webber Wentzel
10 Fricker Road
Illovo Boulevard, Illovo
Johannesburg, 2196
(PO Box 61771, Marshalltown, 2107)

Financial advisor to VenFin

Newman Lowther & Associates
(Proprietary) Limited
1st Floor, Kildare House
The Oval
1 Oakdale Road
Newlands, 7700

Independent advisor to the board of VenFin

Ernst & Young Advisory Services Limited
Ernst & Young House
35 Lower Long Street
Cape Town, 8001
(PO Box 656, Cape Town, 8000)

Registered office of Remgro

Remgro Limited
Carpe Diem Office Park
Quantum Street
Techno Park
Stellenbosch, 7600
(PO Box 456, Stellenbosch, 7599)

Attorneys to Remgro

Cliffe Dekker Hofmeyr Incorporated
1 Protea Place
Sandown
Sandton, 2196
(Private Bag X40, Benmore, 2010)

Merchant bank and sponsor to Remgro

Rand Merchant Bank (a division of
FirstRand Bank Limited)
1 Merchant Place
Corner Fredman Drive and Rivonia Road
Sandton, 2196
(PO Box 786273, Sandton, 2146)

IMPORTANT NOTICE TO VENFIN ORDINARY SHAREHOLDERS IN THE UNITED STATES

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of the United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer (Remgro) is located in a foreign country, and some or all of its officers or directors may be residents in a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

The securities to be issued pursuant to the scheme of arrangement or the back-up offer to VenFin ordinary shareholders in the United States have not been registered in terms of the Securities Act 1933 and are being issued pursuant to the exemption contained in Rule 802 promulgated thereunder.

TABLE OF CONTENTS

ACTION REQUIRED BY VENFIN ORDINARY SHAREHOLDERS

Please take careful note of the following provisions regarding the action to be taken by VenFin ordinary shareholders.

1. **If you are an immobilised VenFin ordinary shareholder (i.e. you do not hold your interest in VenFin through a recognised broker and you are not a recognised broker)**

   1.1 **Voting, attendance and representation at the scheme meeting**

      1.1.1 You may attend the scheme meeting currently scheduled for 13:00 on Monday, 17 August 2009, at the Conference Centre, Erinvale Estate Hotel & Spa, Lourensford Road, Somerset West, or such other venue as may be announced in the South African press, or any adjournment thereof (the time and date of any such adjournment will be announced in the South African press), in person (or if you are a company or other body corporate, be represented by a duly authorised natural person), and may speak and vote at the scheme meeting.

      1.1.2 Alternatively, if you are unable to attend the scheme meeting, you may appoint a proxy to represent you at the scheme meeting by completing the attached form of proxy *(pink)* in accordance with the instructions it contains and by returning it to the transfer secretaries, to be received by them by no later than 13:00 on Friday, 14 August 2009 or 48 hours before any adjourned scheme meeting. Forms of proxy may also be handed to the chairperson of the scheme meeting up to 10 minutes before the scheme meeting (or any adjourned scheme meeting) is due to commence. Registration for voting closes 10 minutes before the start of the scheme meeting (or any adjourned scheme meeting).

   1.2 **Attendance at Court hearing**

      If the scheme is approved by the requisite majority of scheme members at the scheme meeting, you are entitled to appear or to be represented by counsel at the Court hearing to sanction the scheme, currently scheduled for Monday, 7 September 2009 at 10:00, or as soon thereafter as counsel may be heard, at the Western Cape High Court, Cape Town, which is located at the High Court Building, Queen Victoria Street, Cape Town.

   1.3 **Scheme consideration**

      1.3.1 If the scheme becomes operative you will be bound by it and you will receive the scheme consideration on the operative date, regardless of whether or not you voted in favour of the scheme. If you want the scheme consideration to be credited to your CSDP account on the operative date, you must complete the form of nomination (*orange*) attached to this circular as Annexure 11, alternatively the relevant share certificates evidencing title to the scheme consideration will be posted to you at your risk. If you are an emigrant from or a non-resident of the Common Monetary Area you must complete the form of instruction (*purple*) attached to this circular as Annexure 12.

      1.3.2 Alternatively, if the scheme is not approved by the requisite majority of scheme members at the scheme meeting or should the Court not sanction the scheme, or the scheme otherwise fails to become unconditional, the scheme will fail and Remgro will be obliged forthwith to make the back-up offer, unless the scheme failed as a result of the non-fulfilment of the conditions precedent in paragraph 5.1.5 of the scheme.

2. **If you are a VenFin ordinary shareholder who holds your VenFin ordinary shares through a recognised broker**

   2.1 **Voting, attendance and representation at the scheme meeting**

      2.1.1 If you wish to attend the scheme meeting, currently scheduled for 13:00 on Monday, 17 August 2009, at the Conference Centre, Erinvale Estate Hotel & Spa, Lourensford Road, Somerset West, or such other venue as may be announced in the South African press, or any adjournment thereof (the time and date of any such adjournment will be announced in the South African press) you should advise your recognised broker accordingly and your recognised broker will issue you with the necessary letter of representation required to attend the scheme meeting or any adjournment thereof, which letter must be submitted to the transfer secretaries by no later than 13:00 on Friday, 14 August 2009 or 48 hours before any adjourned scheme meeting.

2.1.2 Unless you advise your recognised broker, in accordance with the terms of the mandate concluded between you and your recognised broker, that you wish to attend the scheme meeting and have been provided with a letter of representation from them or instructed them to send their proxy to represent you at the scheme meeting, your recognised broker may assume that you do not wish to attend the scheme meeting and may act in accordance with the mandate between you and your recognised broker.

2.1.3 If your recognised broker has not contacted you, you are advised to contact your recognised broker and request a letter of representation or furnish them with your voting instructions as to how you wish to vote at the scheme meeting, such instructions to be communicated by your recognised broker to the transfer secretaries by no later than 13:00 on Friday, 14 August 2009 or 48 hours before any adjourned scheme meeting.

2.1.4 If your recognised broker does not obtain voting instructions from you, they will be obliged to vote in accordance with the instructions contained in the mandate concluded between you and your recognised broker.

2.1.5 If you hold your VenFin ordinary shares through a recognised broker you must **not** complete the attached form of proxy *(pink)*.

2.2 Attendance at Court hearing

2.2.1 If the scheme is approved by the requisite majority of scheme members at the scheme meeting, you are entitled, subject to paragraph 2.2.2 below, to appear or to be represented by counsel at the Court hearing to sanction the scheme, currently scheduled for Monday, 7 September 2009 at 10:00, or as soon thereafter as counsel may be heard, at the Western Cape High Court, Cape Town, which is located at the High Court Building, Queen Victoria Street, Cape Town.

2.2.2 If you wish to attend the Court hearing or be represented by counsel thereat, you must advise your recognised broker accordingly and your recognised broker will issue you with the necessary letter of representation.

2.2.3 Unless you advise your recognised broker, in accordance with the terms of the mandate concluded between you and your recognised broker, that you wish to attend the Court hearing or be represented by counsel thereat and you have been provided with a letter of representation, your recognised broker may assume you do not wish to attend the Court hearing or be represented by counsel thereat.

2.3 Scheme consideration

2.3.1 If the scheme becomes operative you will be bound by it and your recognised broker will receive the scheme consideration on your behalf on the operative date, regardless of whether or not you (or your recognised broker, on your behalf) voted in favour of the scheme. Your recognised broker will credit your account with the scheme consideration due to you, in accordance with the mandate concluded between you and your recognised broker.

2.3.2 Alternatively, if the scheme is not approved by the requisite majority of scheme members at the scheme meeting or should the Court not sanction the scheme, or the scheme otherwise fails to become unconditional, the scheme will fail and Remgro will be obliged forthwith to make the back-up offer, unless the scheme failed as a result of the non-fulfilment of the conditions precedent in 5.1.5 of the scheme.

SUMMARY

Remgro is proposing the scheme between VenFin and the VenFin ordinary shareholders. Should the scheme become operative, Remgro will acquire all the VenFin ordinary shares and trading in VenFin ordinary shares on the OTC market will be terminated. On implementation of the scheme, VenFin ordinary shareholders will receive 1 Remgro ordinary share for every 6.25 scheme shares held by them. The scheme is set out in the *blue* pages of this circular.

Should the scheme for any reason whatsoever fail, other than as a result of the non-fulfilment of the condition precedent in 5.1.5 of the scheme, Remgro will be obliged to make the back-up offer to VenFin ordinary shareholders to acquire all the VenFin ordinary shares. In terms of the back-up offer, VenFin ordinary shareholders will be offered 1 Remgro ordinary share for every 6.25 VenFin ordinary shares held by them. Should the back-up offer be accepted by VenFin ordinary shareholders in respect of 90% or more of the VenFin ordinary shares, Remgro intends to invoke the provisions of section 440K of the Companies Act to compulsorily acquire those VenFin ordinary shares in respect of which the back-up offer was not accepted.

The scheme is set out in the *blue* pages of this circular.

Also contained in this circular are:

- an explanatory statement in terms of section 312(1)(a)(i) of the Companies Act (*green*);

- a valuation statement in terms of section 312(1)(a)(ii) of the Companies Act;

- a statement of directors' interests in terms of section 312(1)(a)(iii) of the Companies Act;

- additional information required in terms of the SRP Code;

- the terms of the back-up offer;

- the Order of Court ordering the convening of the scheme meeting;

- the notice of scheme meeting;

- a form of proxy for the scheme meeting (*pink*);

- a form of nomination for immobilised VenFin ordinary shareholders (*orange*);

- a form of instruction for emigrants and non-residents (*purple*);

- the Exchange Control Regulations;

- the wording of section 440K of the Companies Act; and

- a form of acceptance in respect of the back-up offer (*yellow*).

The salient dates and times applicable to the scheme are included in this circular commencing on page 5.

IMPORTANT DATES

The definitions and interpretations commencing on page 7 of this circular have, where necessary, been used in the important dates and times as set out below:

	2009
Last day to trade in VenFin ordinary shares on the OTC market in order to be recorded on the register to vote at the scheme meeting, by the close of trade on (refer to note 2 below)	Thursday, 6 August
Last day to transfer immobilised VenFin ordinary shares in order to be recorded on the register to vote at the scheme meeting, by 17:00 on (refer to note 2 below)	Thursday, 6 August
Record date to be entitled to vote at the scheme meeting at 17:00 on	Thursday, 13 August
Last day for receipt of forms of proxy for the scheme meeting (*pink*) by 13:00 on (refer to note 3 below)	Friday, 14 August
Scheme meeting to be held at 13:00 on	Monday, 17 August
Results of the scheme meeting and date and time of the court hearing to sanction the scheme released on SENS and on the Company's website on	Monday, 17 August
Results of the scheme meeting and date and time of the court hearing to sanction the scheme published in the South African press on	Tuesday, 18 August
Scheme chairperson's report lies open for inspection from	Tuesday, 18 August
Court hearing to sanction the scheme expected at 10:00 (or as soon thereafter as counsel may be heard) on	Monday, 7 September

If the scheme is sanctioned:

Order of Court sanctioning the scheme registered by the Registrar on or about	Friday, 11 September
Announcement of fulfilment of conditions precedent anticipated to be released on SENS and on the Company's website on	Friday, 16 October
Announcement of fulfilment of conditions precedent anticipated to be published in the South African press on	Monday, 19 October
Expected last day to trade in VenFin ordinary shares on the OTC market in order to be recorded on the register on the scheme consideration record date, by the close of trade on	Friday, 23 October
Expected last day to transfer immobilised VenFin ordinary shares in order to be recorded on the register on the scheme consideration record date at 17:00 on	Friday, 23 October
Expected date for termination of trading of VenFin ordinary shares on the OTC market at the commencement of trade on	Monday, 26 October
Expected date for termination of transfers of immobilised VenFin ordinary shares by 08:00 on	Monday, 26 October
Expected record date on which VenFin ordinary shareholders must be recorded in the register to receive the scheme consideration by 17:00 on	Friday, 30 October
Expected operative date of the scheme on	Monday, 2 November
VenFin ordinary shareholders holding shares through a recognised broker will have their accounts with their recognised brokers updated to reflect the scheme consideration on or about	Monday, 2 November
Immobilised shareholders who have validly and timeously nominated a CSDP account will have their CSDP accounts credited with the scheme consideration on or about	Monday, 2 November
Share certificates in respect of scheme consideration shares posted to immobilised VenFin ordinary shareholders who have not validly or timeously nominated a CSDP account on or about	Monday, 2 November

Notes:

1. The above dates and times are subject to such changes as may be (a) agreed to by VenFin and Remgro and/or (b) required under the SRP Code. Any change will be advised to VenFin ordinary shareholders by announcement on SENS and publication in the South African press and on VenFin's website (www.venfin.com).

2. Shareholders should note that settlement of trades in VenFin ordinary shares takes place 5 business days after any such trade. Therefore, shareholders who acquire VenFin ordinary shares after 17:00 on Thursday, 6 August 2009 will not be entitled to vote at the scheme meeting.

3. Forms of proxy for the scheme meeting *(pink)* may also be handed to the chairperson of the scheme meeting up to 10 minutes before the commencement of the scheme meeting.

4. All times indicated above are in South African local times.

5. The above important dates and times will not apply if the back-up offer is made. Should the back-up offer become effective, all dates and times pertinent thereto will be released on SENS and published in the South African press and on VenFin's website (www.venfin.com).

DEFINITIONS AND INTERPRETATIONS

In this circular and its annexures, unless otherwise stated or the context otherwise indicates, the words and expressions in the first column shall have the meanings stated opposite them in the second column and words and expressions in the singular shall include the plural and *vice versa*, words importing natural persons shall include corporations and associations of persons and *vice versa*, and any reference to one gender shall include the other gender:

"articles"	the articles of association of the Company;
"back-up offer"	a general offer by Remgro to the VenFin ordinary shareholders, the full details of which are set out in Annexure 7 of this circular;
"board" or "directors"	the board of directors of the Company as at the last practicable date, whose names appear on page 16 of this circular;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"BVI 1027"	Business Venture Investments No 1027 (Proprietary) Limited (registration number 2005/032985/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"BVI 1040"	Business Venture Investments No 1040 (Proprietary) Limited (registration number 2005/033073/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"CGT"	capital gains tax, as levied in terms of the Eighth Schedule of the Income Tax Act;
"circular"	this bound document, dated 24 July 2009, relating to the scheme and incorporating the explanatory statement, the scheme of arrangement *(blue)*, the valuation statement, the statement of directors' interests, the Order of Court, the notice of scheme meeting (together with the form of proxy (*pink*)), the back-up offer, the form of nomination (*orange*), the form of instruction (*purple*) and the form of acceptance (*yellow*);
"Common Monetary Area"	the common monetary area comprising South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"Companies Act"	the Companies Act (Act 61 of 1973), as amended;
"Competition Authorities"	the Competition Tribunal of South Africa or the Competition Appeal Court, as applicable;
"conditions precedent"	the conditions precedent to the scheme as set out in paragraph 5 of the explanatory statement and paragraph 5 of the scheme;
"Court"	the Western Cape High Court, Cape Town, which is located at High Court Building, Queen Victoria Street, Cape Town;
"CSDP"	a person that holds in custody and administers securities or an interest in securities and that has been accepted by a central securities depository as a participant in terms of the Securities Services Act;
"CSDP account"	a valid account held by a VenFin ordinary shareholder with a CSDP, which account has been timeously nominated in terms of a duly completed form of nomination (*orange*);
"DiData"	Dimension Data Holdings plc (registration number 3704278), a public company duly registered and incorporated with limited liability in accordance with the company laws of England and Wales;
"DiData interest"	the 430 467 810 ordinary shares that VenFin holds indirectly in DiData;
"EPS"	earnings per share;

"Ernst & Young"	Ernst & Young Advisory Services Limited (registration number 2006/018260/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the Currency and Exchanges Act (Act 9 of 1933), as amended;
"explanatory statement"	the explanatory statement in terms of section 312(1)(a)(i) of the Companies Act (*green*) relating to the scheme as set out on pages 11 to 15 of this circular;
"firm intention offer"	the letter submitted by Remgro to the board on 22 June 2009 setting out the salient features of its proposed offer for the entire issued share capital of VenFin;
"form of acceptance"	the form of acceptance in respect of the back-up offer (*yellow*) attached to this circular as Annexure 15;
"form of instruction"	the form of instruction for emigrants and non-residents (*purple*) attached to this circular as Annexure 12;
"form of nomination"	the form of nomination for immobilised VenFin ordinary shareholders (*orange*) attached to this circular as Annexure 11;
"fractional entitlements"	fractional entitlements of VenFin ordinary shareholders in the event that the scheme consideration results in a VenFin ordinary shareholder receiving a fraction of a Remgro ordinary share, as detailed in Annexure 6;
"fulfilment date"	the date on which the last of the outstanding conditions precedent is fulfilled or waived, as the case may be;
"GBP" or "pence"	British pounds and pence, being the official currency of the United Kingdom;
"IFRS"	International Financial Reporting Standards;
"immobilised VenFin ordinary shares"	VenFin ordinary shares that are not tradable on the OTC market because they are not held through a recognised broker;
"immobilised VenFin ordinary shareholders"	VenFin ordinary shareholders holding immobilised VenFin ordinary shares;
"Income Tax Act"	the Income Tax Act (Act 58 of 1962), as amended;
"JSE"	the exchange, licensed under the Securities Services Act, operated by the JSE Limited (registration number 2005/022939/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"last practicable date"	the last practicable date before the finalisation of this circular, being 17 July 2009;
"Link" or "transfer secretaries"	Link Market Services South Africa (Proprietary) Limited (registration number 2000/007239/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa, the transfer secretaries of VenFin;
"memorandum"	the memorandum of association of the Company;
"NAV"	net asset value;
"NLA"	Newman Lowther & Associates (Proprietary) Limited (registration number 2005/029128/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"operative date"	the business day immediately following the scheme consideration record date, which date is expected to be Monday, 2 November 2009;
"Order of Court"	the order of Court ordering the convening of the scheme meeting, as set out in Annexure 8 of this circular;
"OTC market"	the over the counter trading market on which VenFin ordinary shares, other than immobilised VenFin ordinary shares, trade through the recognised brokers;

"Rand Merchant Bank"	Rand Merchant Bank, a division of FirstRand Bank Limited (registration number 1929/001225/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"rand" or "R" or "cents"	South African rand and cents, being the official currency of South Africa;
"recognised broker"	the brokers which by agreement with VenFin Share Platform (Proprietary) Limited and in terms of mandates with VenFin ordinary shareholders are authorised to trade VenFin ordinary shares, other than immobilised VenFin ordinary shares, on the OTC market, being Barnard Jacobs Mellet Securities (Proprietary) Limited, Investec Securities Limited, Peregrine Equities (Proprietary) Limited, PSG Konsult Limited, Sanlam Private Investments (Proprietary) Limited and BOE Stockbrokers (Proprietary) Limited, all of which are registered as "broking member entities" in terms of the Rules of the JSE in accordance with the provisions of the Securities Services Act;
"register"	the register of VenFin ordinary shareholders and VenFin B ordinary shareholders maintained by the transfer secretaries;
"Registrar"	the Registrar of Companies appointed under section 7 of the Companies Act;
"Remgro"	Remgro Limited (registration number 1968/006415/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"Remgro ordinary shares"	ordinary shares with a par value of 1 cent each in the issued share capital of Remgro;
"Remgro SAR Scheme"	the Remgro SAR Scheme 2008, as amended from time to time;
"restricted period"	the six month period prior to the date of the firm intention offer;
"SARs"	equity settled share appreciation rights in terms of the Remgro SAR Scheme or the VenFin SAR Scheme, as the context may require;
"SARB"	the South African Reserve Bank;
"scheme" or "scheme of arrangement"	the scheme of arrangement in terms of section 311 of the Companies Act, (*blue*) proposed by Remgro between VenFin and the VenFin ordinary shareholders, which scheme of arrangement is included in this circular and commences on page 16, and in terms of which Remgro will, if the scheme becomes operative, acquire the scheme shares in exchange for the scheme consideration, subject to any modification or amendment agreed to in writing by Remgro and VenFin and which will not be detrimental to the rights of scheme participants;
"scheme consideration"	1 Remgro ordinary share for every 6.25 scheme shares;
"scheme consideration last day to trade"	the last business day of the week during which the fulfilment date occurs, being the last day to trade VenFin ordinary shares in order to be registered in the register on the scheme consideration record date, which scheme consideration last day to trade is expected to be at 17:00 on Friday, 23 October 2009;
"scheme consideration record date"	17:00 on the fifth business day immediately following the scheme consideration last day to trade, which scheme consideration record date is expected to be at 17:00 on Friday, 30 October 2009;
"scheme consideration shares"	the Remgro shares constituting the scheme consideration;
"scheme meeting"	the meeting of scheme members to be held at 13:00 on Monday, 17 August 2009, at the Conference Centre, Erinvale Estate Hotel & Spa, Lourensford Road, Somerset West, or any adjournment thereof;
"scheme members"	VenFin ordinary shareholders who are entitled to attend and vote at the scheme meeting, being those VenFin ordinary shareholders registered as such on the voting record date;

"scheme participants"	VenFin ordinary shareholders who are entitled to receive the scheme consideration, being those VenFin ordinary shareholders who are registered as such on the scheme consideration record date;
"scheme shares"	all VenFin ordinary shares held by scheme participants on the scheme consideration record date;
"Securities Services Act"	the Securities Services Act (Act 36 of 2004), as amended;
"SENS"	Securities Exchange News Service of the JSE;
"South Africa"	the Republic of South Africa;
"SRP"	the Securities Regulation Panel established in terms of section 440B of the Companies Act;
"SRP Code"	the Securities Regulation Code on Takeovers and Mergers and the Rules of the SRP, issued pursuant to the Companies Act;
"STC"	secondary taxation on companies;
"USD"	US dollar, being the official currency of the United States of America;
"valuation statement"	the valuation statement in terms of section 312(1)(a)(ii) of the Companies Act relating to the scheme, as set out on pages 24 to 26 of this circular;
"VAT"	value-added tax payable in terms of the Value-Added Tax Act (Act 89 of 1991), as amended;
"VenFin" or "the Company"	VenFin Limited (registration number 2004/034954/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"VenFin B ordinary shareholders"	the holders of VenFin B ordinary shares, being BVI 1040 and BVI 1027;
"VenFin B ordinary shares"	B ordinary shares with a par value of 10 cents each in the issued share capital of VenFin;
"VenFin B share purchase agreement"	the agreement concluded between the VenFin B ordinary shareholders and Remgro in terms of which Remgro will, subject to the fulfilment or waiver, if applicable, of certain conditions precedent, acquire all the VenFin B ordinary shares for a consideration of 1 Remgro ordinary share for every 6.25 VenFin B ordinary shares held by the VenFin B ordinary shareholders;
"VenFin DD Holdings"	VenFin DD Holdings Limited (registration number 2009/003461/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"VenFin group"	VenFin and its subsidiaries;
"VenFin Manco"	VenFin Manco (Proprietary) Limited (registration number 2005/044222/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"VenFin ordinary shares"	ordinary shares with a par value of 1 cent each in the issued share capital of VenFin;
"VenFin ordinary shareholders"	the holders of VenFin ordinary shares;
"VenFin SAR Scheme"	the VenFin SAR Scheme 2006, as amended from time to time;
"VenFin shareholders"	collectively, VenFin ordinary shareholders and VenFin B ordinary shareholders;
"voting last day to trade"	Thursday, 6 August 2009, being the last day to trade VenFin ordinary shares in order to be eligible to vote at the scheme meeting;
"voting record date"	17:00 on Thursday, 13 August 2009, being the date and time upon which a VenFin ordinary shareholder must be recorded in the register to be entitled to vote at the scheme meeting; and
"VWAP"	volume weighted average price.

VenFin Limited
(Incorporated in the Republic of South Africa)
(Registration number 2004/034954/06)
ISIN: ZAU000005308

Remgro Limited
(Incorporated in the Republic of South Africa)
(Registration number 1968/006415/06)
JSE share code: REM ISIN: ZAE000026480

EXPLANATORY STATEMENT
in terms of section 312(1)(a)(i) of the Companies Act

Directors of VenFin

J P Rupert *(Chairman)* ^
J Malherbe *(Deputy Chairman)* *
J J Durand *(CEO)* *
N J Williams *(CFO)* *
G T Ferreira ^#

* Executive ^ Non-executive # Independent

Directors of Remgro

J P Rupert *(Chairman)* ^
E de la H Hertzog *(Deputy Chairman)* ^
M H Visser *(CEO)* *
W E Bührmann *
L Crouse *
J W Dreyer *
J A Preller *
T van Wyk *
P E Beyers ^
J Malherbe ^
P K Harris ^#
G D de Jager ^#
M M Morobe ^#
F Robertson ^#
H Wessels ^#

* Executive ^ Non-executive # Independent

1. Introduction

In an announcement published on the VenFin website on 23 June 2009 and in the press on 24 June 2009, VenFin shareholders were advised that Remgro had submitted a written notice to the board notifying the board of its firm intention to acquire all the issued shares in VenFin on a basis that excludes the DiData interest, which interest, it was intended, would be distributed to all VenFin shareholders, in proportion to their VenFin shareholding on the applicable record date, prior to the implementation of the scheme or the back-up offer.

Accordingly, Remgro has proposed a scheme of arrangement in terms of section 311 of the Companies Act between VenFin and the VenFin ordinary shareholders, which, if implemented, will result in Remgro acquiring all the VenFin ordinary shares in exchange for the scheme consideration.

Remgro and the VenFin B ordinary shareholders have also entered into the VenFin B share purchase agreement in terms of which Remgro will, subject to the fulfilment or waiver, if applicable, of the conditions precedent, acquire all the VenFin B ordinary shares from the VenFin B ordinary shareholders on the same commercial terms and on the same basis as the scheme, with the necessary adjustments, which adjustments are attributable solely to the fact that the acquisition of the VenFin B ordinary shares will not be implemented by way of a scheme of arrangement in terms of section 311 of the Companies Act.

The scheme is subject to the fulfilment or, where permitted, waiver of the conditions precedent set out in paragraph 5 of the scheme (*blue*). Neither the implementation of the scheme nor delivery of the scheme consideration will occur until such time as the last of the conditions precedent has been fulfilled or waived, as the case may be.

Should the scheme become operative:

- scheme participants will be entitled to receive the scheme consideration; and
- VenFin will become a wholly-owned subsidiary of Remgro.

Should the scheme fail for any reason whatsoever, other than as a result of any of the requisite regulatory approvals not being received, Remgro will offer to acquire all the VenFin ordinary shares by way of the back-up offer.

It is the intention of Remgro to invoke the provisions of section 440K of the Companies Act should the proposed acquisition be implemented by way of the back-up offer, and the back-up offer be accepted by VenFin ordinary shareholders holding 90% or more of the VenFin ordinary shares in respect of which the back-up offer is made (that is, excluding those VenFin ordinary shares held, at that time, by Remgro and/or its subsidiaries, if any).

If the scheme or back-up offer is implemented, Remgro will offer the participants in the VenFin SAR Scheme the opportunity to join the Remgro SAR Scheme on the basis of equivalent value, terms, conditions and vesting dates (after taking into account the distribution of the DiData interest to VenFin shareholders) as those applying to those participants in terms of the VenFin SAR Scheme.

This explanatory statement sets out the rationale and procedures for the scheme, the conditions precedent, the effects of the scheme and the applicable Exchange Control Regulations, as well as certain opinions, recommendations and undertakings in relation to the scheme. The scheme *(blue)* is set out in full in the section commencing on page 16 of this circular. For a full understanding of the detailed terms and conditions of the scheme, this circular should be read in its entirety.

2.   Rationale for the proposed transaction

VenFin is an investment company, focusing on growth investment opportunities. VenFin's investment history and experience lie in the telecommunications, media, information technology and other technology sectors.

Remgro is an investment holding company. Its interests consist of investments in banking and financial services, medical services, petroleum products, printing and packaging, mining, glass products, food, wine and spirits, and various other trademark products. VenFin shareholders are referred to the Remgro website (www.remgro.com) for additional information relating to Remgro and its investments.

The proposed transaction has numerous benefits for both Remgro shareholders and VenFin shareholders.

For VenFin shareholders, the benefits of the proposed transaction include the increased liquidity provided by accepting Remgro ordinary shares that are listed and actively traded on the JSE, as well as a substantial increase in dividend income. Furthermore, on implementation of the scheme, the VenFin group may potentially have access to additional capital. Finally, the proposed transaction is expected to be earnings accretive to VenFin shareholders.

Remgro shareholders will benefit by acquiring assets that have stable cash flows, increasing their relative exposure to unlisted investments through exposure to investment sectors not represented in Remgro's current portfolio and obtaining access to potentially high growth investment opportunities.

3.   Scheme consideration

If the scheme becomes unconditional and is implemented, each scheme participant will receive 1 Remgro ordinary share for every 6.25 scheme shares held on the scheme consideration record date. In the event that the scheme consideration results in a scheme participant becoming entitled to a fraction of a scheme consideration share, the relevant fraction will be rounded as follows:

• if the fraction is less than 0.5, the scheme participant will have his entitlement rounded down to the nearest whole number; or

• if the fraction is equal to or greater than 0.5, the scheme participant will have his entitlement rounded up to the nearest whole number.

VenFin ordinary shareholders are referred to the table of fractional entitlements in Annexure 6 for further detail.

4.   The scheme

The full terms of the scheme are set out in the blue section commencing on page 16 of this circular.

4.1   On 21 July 2009, VenFin applied to Court for leave to convene a meeting of scheme members to consider the scheme, in accordance with the procedure under section 311 of the Companies Act.

4.2   On 21 July 2009, the Court granted the Order of Court, a copy of which is set out in Annexure 8 of this circular, ordering the convening of the scheme meeting.

4.3   **The scheme meeting**

4.3.1   The scheme will be put to a vote at the scheme meeting to be held at 13:00 on Monday, 17 August 2009 (or such other time and date to which it may be adjourned) at the Conference Centre, Erinvale Estate Hotel & Spa, Lourensford Road, Somerset West. The notice convening the scheme meeting is attached to and forms part of this circular.

4.3.2 Section 311(2)(b) of the Companies Act requires that the scheme be approved by a majority representing not less than three-fourths (75%) of the votes exercisable by scheme members who are present and voting, either in person or by proxy, at the scheme meeting.

4.3.3 Each VenFin ordinary shareholder can attend and vote at the scheme meeting or give a proxy to someone else (including the chairperson of the scheme meeting) to represent them at the scheme meeting.

4.3.4 The transfer secretaries must receive the duly completed forms of proxy *(pink)* by no later than 13:00 on Friday, 14 August 2009. Forms of proxy may also be handed to the chairperson of the scheme meeting up to 10 minutes before the scheme meeting is due to commence.

4.3.5 The scheme meeting will, in terms of the Order of Court, be held under the chairmanship of Mark Andrew Phillips, a director of attorneys Read Hope Phillips Thomas and Cadman Incorporated, or failing him, Peter John Ledger Hope, a director of the same firm of attorneys or, failing both of them, any other independent person approved by the Court.

4.3.6 The scheme meeting may not agree to any modification of the scheme (1) which, if effected, will be detrimental to the rights of the scheme participants and (2) without prior written consent of VenFin and Remgro.

4.3.7 Scheme members will be given an opportunity to state their views regarding the scheme at the scheme meeting.

4.4 Court hearing

4.4.1 Subject to the scheme being approved by the requisite majority of scheme members at the scheme meeting, application will be made to the Court to sanction the scheme at 10:00, or so soon thereafter as counsel may be heard, on Monday, 7 September 2009. Scheme members are entitled to attend the Court hearing in person, or to be represented by counsel threat, and to be heard concerning any objections they may have regarding the scheme.

4.4.2 If the Court sanctions the scheme, the order of Court sanctioning the scheme will be lodged with the Registrar for registration. When the order of Court sanctioning the scheme is registered, which is expected to happen on Friday, 11 September 2009, the scheme will, subject to the fulfilment of the remaining conditions precedent, become binding on all the VenFin ordinary shareholders.

4.5 Settlement of the scheme consideration

4.5.1 If the scheme becomes operative, scheme participants will –

4.5.1.1 if they are immobilised VenFin ordinary shareholders –

4.5.1.1.1 have their CSDP accounts credited with the scheme consideration on the operative date, provided they have validly nominated a CSDP account by duly completing the form of nomination *(orange)* and have returned the form of nomination to the transfer secretaries to be received by them by no later than 10:00 on the scheme consideration record date; or

4.5.1.1.2 have not submitted a duly completed form of nomination (prior to 10:00 on the scheme consideration record date) or have not nominated a valid CSDP account in such form of nomination *(orange)*, have the share certificates in respect of their consideration shares posted to them, at their risk, on the operative date to their addresses recorded in the register on the scheme consideration record date; or

4.5.1.2 if they hold their VenFin ordinary shares through a recognised broker, have their accounts with their recognised broker credited with the scheme consideration on the operative date.

4.5.2 Should the scheme consideration to which a scheme participant becomes entitled include an entitlement to a fraction of a scheme consideration share, such fractional entitlements shall be dealt with as described in paragraph 3 read with Annexure 6.

4.5.3 Settlement of the scheme consideration is subject to the Exchange Control Regulations, the salient provisions of which are set out in Annexure 13.

4.5.4 VenFin or its agents will administer and effect delivery of the scheme consideration to scheme participants and will deliver the scheme shares to Remgro on behalf of the scheme participants.

5. Conditions precedent

5.1 The scheme is subject to the fulfilment or waiver (where applicable), by no later than the dates indicated below, of the following conditions precedent:

   5.1.1 the requisite majority of Remgro shareholders in general meeting passing all the shareholders' resolutions required for authorisation of the acquisition by Remgro of the entire issued share capital of VenFin before or on Monday, 31 August 2009;

   5.1.2 the scheme being approved by a majority representing not less than three-fourths of the votes exercisable by the VenFin ordinary shareholders present and voting, either in person or by proxy, at the scheme meeting;

   5.1.3 the Court sanctioning the scheme before or on Saturday, 31 October 2009;

   5.1.4 a certified copy of the Order of Court sanctioning the scheme being registered by the Registrar before or on Saturday, 31 October 2009; and

   5.1.5 in respect of the implementation of the scheme, approval having been obtained, from the Competition Authorities (either unconditionally or subject to conditions acceptable to the party against whom the condition will be enforceable) before or on Saturday, 31 October 2009.

5.2 VenFin and Remgro will use their reasonable endeavours to procure the fulfilment of each of the conditions precedent as soon as reasonably practicable.

5.3 Should all the conditions precedent not have been fulfilled or waived, as the case may be, on or before the dates indicated or by such later date as may be agreed upon between Remgro and VenFin in writing and subject to the approval of the SRP (if necessary), the scheme shall not become operative and shall be of no force or effect. Should this occur, other than as a result of the failure of the condition precedent in paragraph 5.1.5, Remgro will proceed with the back-up offer. Details of the back-up offer are provided in Annexure 7.

5.4 An announcement will be released on SENS and on VenFin's website (www.venfin.com) and published in the South African press as soon as practicable after the fulfilment date, or, if the scheme fails, as soon as practicable after the date upon which the scheme failed.

6. Effects of the scheme

6.1 If all of the conditions precedent are fulfilled or waived (as applicable) and the scheme becomes operative:

   6.1.1 scheme participants (whether they voted in favour of the scheme or not, or failed to vote) shall, with effect from the operative date, be deemed to have disposed of their scheme shares to Remgro, which will be deemed to have acquired ownership of the scheme shares in exchange for delivery of the scheme consideration, and shall no longer be shareholders of VenFin;

   6.1.2 scheme participants shall be deemed to have irrevocably authorised and instructed VenFin to cause the scheme shares to be transferred to and registered in the name of Remgro on or at any time after the operative date and to take all such steps and sign all such documents as may be necessary to procure such transfer and registration;

   6.1.3 scheme participants shall be deemed to have instructed VenFin as principal, but with the power to appoint agents, to procure that the scheme consideration is delivered to the scheme participants in accordance with the provisions of the scheme; and

   6.1.4 Remgro shall acquire all the VenFin ordinary shares.

6.2 The effect of the scheme will be that Remgro will, with effect from the operative date and against receipt by the scheme participants of the scheme consideration, become the beneficial owner of all the VenFin ordinary shares.

6.3 The financial effects of the scheme are set out in paragraph 3 of the valuation statement.

7. Exchange control regulations

Annexure 13 to this circular contains a summary of the Exchange Control Regulations as they apply to scheme participants. Scheme participants who are not resident in, or who have a registered address outside of South Africa, must (a) satisfy themselves as to the full observance of the laws of any relevant territory concerning the receipt of the scheme consideration, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory; and (b) if they are immobilised VenFin ordinary shareholders, complete the form of instruction (purple).

8.   Funding the scheme consideration

Remgro has sufficient authorised share capital to satisfy its obligations to settle the scheme consideration.

9.   Restricted jurisdictions

9.1   This circular sets out details pertaining to the scheme and is addressed only to persons to whom it may lawfully be addressed to. To the extent that the distribution of this circular in certain jurisdictions outside of South Africa may be restricted or prohibited by the laws of such foreign jurisdiction then this circular is deemed to have been provided for information purposes only and should not be copied or redistributed and neither the VenFin board nor the Remgro board accepts any responsibility for a failure by a scheme participant to inform themselves about, and to observe, any applicable legal requirements in any relevant foreign jurisdiction.

9.2   An "excluded foreign VenFin shareholder" includes any foreign VenFin ordinary shareholder, other than VenFin ordinary shareholders in the United States, who is unable to receive any of the scheme consideration shares, pursuant to the scheme, because of the laws of the jurisdiction of that VenFin ordinary shareholder, or any foreign VenFin ordinary shareholder that VenFin is not permitted to distribute any of the Remgro ordinary shares to, because of the laws of the jurisdiction of that VenFin ordinary shareholder.

9.3   The scheme consideration shares which excluded foreign VenFin shareholders would otherwise receive pursuant to the scheme will be aggregated and disposed of on the JSE by the transfer secretaries on behalf of and for the benefit of excluded foreign VenFin shareholders as soon as is reasonably practical after the consideration record date at the best price that can reasonably be obtained at the time of sale. The recognised brokers will be responsible for informing the transfer secretaries of all VenFin ordinary shares held by them on behalf of excluded foreign VenFin shareholders. The transfer secretaries will determine which immobilised foreign VenFin shareholders are excluded foreign VenFin shareholders.

9.4   Excluded foreign VenFin shareholders will, in respect of their entitlement to the scheme consideration shares, receive the average consideration per Remgro ordinary share (net of transaction and currency conversion costs). Such average consideration will be determined based on the aggregate proceeds achieved on the disposal of such Remgro ordinary shares. The average consideration due to each excluded foreign VenFin shareholder will only be paid once all such Remgro ordinary shares have been disposed of.

9.5   VenFin ordinary shareholders who are in doubt as to their position should consult their professional advisors.

10. Authorship

The joint authors of this explanatory statement are the boards of directors of VenFin and Remgro, assisted by their advisors listed in this circular on the inside front cover page.

For and on behalf of	For and on behalf of
/s/ Jon Jonathan Durand	/s/ Matthys Hendrik Visser
VenFin Limited	Remgro Limited
CEO	CEO

Stellenbosch
24 July 2009

VenFin Limited

(Incorporated in the Republic of South Africa)
(Registration number 2004/034954/06)
ISIN: ZAU000005308

Remgro Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/006415/06)
JSE share code: REM ISIN: ZAE000026480

SCHEME OF ARRANGEMENT
in terms of section 311 of the Companies Act

Directors of VenFin

J P Rupert *(Chairman)* ^
J Malherbe *(Deputy Chairman)* *
J J Durand *(CEO)* *
N J Williams *(CFO)* *
G T Ferreira ^#

* Executive ^ Non-executive # Independent

Directors of Remgro

J P Rupert *(Chairman)* ^
E de la H Hertzog *(Deputy Chairman)* ^
M H Visser *(CEO)* *
W E Bührmann *
L Crouse *
J W Dreyer *
J A Preller *
T van Wyk *
P E Beyers ^
J Malherbe ^
P K Harris ^#
G D de Jager ^#
M M Morobe ^#
F Robertson ^#
H Wessels ^#

* Executive ^ Non-executive # Independent

In this scheme, unless otherwise stated or the context otherwise indicates, the words and expressions in the first column shall have the meanings stated opposite them in the second column and words and expressions in the singular shall include the plural and *vice versa*, words importing natural persons shall include corporations and associations of persons and *vice versa*, and any reference to one gender shall include the other gender:

"back-up offer"	a general offer by Remgro to the VenFin ordinary shareholders, the full details of which are set out in Annexure 7 of this circular;
"board" or "directors"	the board of directors of the Company as at the last practicable date, whose names appear on page 16 of this circular;
"circular"	this bound document, dated 24 July 2009, relating to the scheme and incorporating the explanatory statement, the scheme of arrangement (*blue*), the valuation statement, the statement of directors' interests, the Order of Court, the notice of scheme meeting (together with the form of proxy (*pink*)), the back-up offer, the form of nomination (*orange*), the form of instruction (*purple*) and the form of acceptance *(yellow)*;
"Companies Act"	the Companies Act (Act 61 of 1973), as amended;
"Competition Act"	the Competition Act (Act 89 of 1998), as amended;
"Competition Authorities"	the Competition Tribunal of South Africa or the Competition Appeal Court, as applicable;
"conditions precedent"	the conditions precedent to the scheme as set out in paragraph 5;
"Court"	the Western Cape High Court, Cape Town, which is located at High Court Building, Queen Victoria Street, Cape Town;

"CSDP"	a person that holds in custody and administers securities or an interest in securities and that has been accepted by a central securities depository as a participant in terms of the Securities Services Act;
"CSDP account"	a valid account held by a VenFin ordinary shareholder with a CSDP, which account has been timeously nominated in terms of a duly completed form of nomination (*orange*);
"DiData"	Dimension Data Holdings plc (registration number 3704278), a public company duly registered and incorporated with limited liability in accordance with the company laws of England and Wales;
"DiData interest"	the 430 467 810 ordinary shares that VenFin holds indirectly in DiData;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the Currency and Exchanges Act (Act 9 of 1933), as amended;
"form of acceptance"	the form of acceptance in respect of the back-up offer (*yellow*) attached to this circular as Annexure 15;
"form of instruction"	the form of instruction for emigrants and non-residents (*purple*) attached to this circular as Annexure 12;
"form of nomination"	the form of nomination for immobilised VenFin ordinary shareholders (*orange*) attached to this circular as Annexure 11;
"fractional entitlements"	fractional entitlements of VenFin ordinary shareholders in the event that the scheme consideration results in a VenFin ordinary shareholder receiving a fraction of a Remgro ordinary share as detailed in Annexure 6;
"fulfilment date"	the date on which the last of the outstanding conditions precedent is fulfilled or waived, as the case may be;
"immobilised VenFin ordinary shares"	VenFin ordinary shares that are not tradable on the OTC market because they are not held through a recognised broker;
"immobilised VenFin ordinary shareholders"	VenFin ordinary shareholders holding immobilised VenFin ordinary shares;
"JSE"	the exchange, licensed under the Securities Services Act, operated by the JSE Limited (registration number 2005/022939/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"last practicable date"	the last practicable date before the finalisation of this circular, being 17 July 2009;
"Link" or "transfer secretaries"	Link Market Services South Africa (Proprietary) Limited (registration number 2000/007239/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa, the transfer secretaries of VenFin;
"operative date"	the business day immediately following the scheme consideration record date, which date is expected to be Monday, 2 November 2009;
"Order of Court"	the Order of Court ordering the convening of the scheme meeting, as set out in Annexure 8 of this circular;
"OTC market"	the over the counter trading market on which VenFin ordinary shares, other than immobilised VenFin ordinary shares, trade through the recognised brokers;
"recognised broker"	the brokers which by agreement with VenFin Share Platform (Proprietary) Limited and in terms of mandates with VenFin ordinary shareholders are authorised to trade VenFin ordinary shares, other than immobilised VenFin ordinary shares, on the OTC market, being Barnard Jacobs Mellet Securities (Proprietary) Limited, Investec

	Securities Limited, Peregrine Equities (Proprietary) Limited, PSG Konsult Limited, Sanlam Private Investments (Proprietary) Limited and BOE Stockbrokers (Proprietary) Limited all of which are registered as "broking member entities" in terms of the Rules of the JSE in accordance with the provisions of the Securities Services Act;
"register"	the register of VenFin ordinary shareholders and VenFin B ordinary shareholders maintained by the transfer secretaries;
"Registrar"	the Registrar of Companies appointed under section 7 of the Companies Act;
"Remgro"	Remgro Limited (registration number 1968/006415/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"Remgro ordinary shares"	ordinary shares with a par value of 1 cent each in the issued share capital of Remgro;
"SARB"	the South African Reserve Bank;
"scheme" or "scheme of arrangement"	the scheme of arrangement in terms of section 311 of the Companies Act, proposed by Remgro between VenFin and the VenFin ordinary shareholders, which scheme of arrangement is included in this circular and commences on page 16, and in terms of which Remgro will, if the scheme becomes operative, acquire the scheme shares in exchange for the scheme consideration, subject to any modification or amendment agreed to in writing by Remgro and VenFin and which will not be detrimental to the rights of scheme participants;
"scheme consideration"	1 Remgro ordinary share for every 6.25 scheme shares;
"scheme consideration last day to trade"	the last business day of the week during which the fulfilment date occurs, being the last day to trade VenFin ordinary shares in order to be registered in the register on the scheme consideration record date, which scheme consideration last day to trade is expected to be at 17:00 on Friday, 23 October 2009;
"scheme consideration record date"	17:00 on the fifth business day immediately following the scheme consideration last day to trade, which scheme consideration record date is expected to be at 17:00 on Friday, 30 October 2009;
"scheme consideration shares"	the Remgro shares constituting the scheme consideration;
"scheme meeting"	the meeting of scheme members to be held at 13:00 on Monday, 17 August 2009, at the Conference Centre, Erinvale Estate Hotel & Spa, Lourensford Road, Somerset West, or any adjournment thereof;
"scheme members"	VenFin ordinary shareholders who are entitled to attend and vote at the scheme meeting, being those VenFin ordinary shareholders registered as such on the voting record date;
"scheme participants"	VenFin ordinary shareholders who are entitled to receive the scheme consideration, being those VenFin ordinary shareholders who are registered as such on the scheme consideration record date;
"scheme shares"	all VenFin ordinary shares held by scheme participants on the scheme consideration record date;
"Securities Services Act"	the Securities Services Act (Act 36 of 2004), as amended;
"SENS"	Securities Exchange News Service of the JSE;
"SRP"	the Securities Regulation Panel established in terms of section 440B of the Companies Act;
"SRP Code"	the Securities Regulation Code on Takeovers and Mergers and the Rules of the SRP, issued pursuant to the Companies Act;

"VenFin" or "the Company"	VenFin Limited (registration number 2004/034954/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"VenFin B ordinary shareholders"	the holders of VenFin B ordinary shares, being BVI 1040 and BVI 1027;
"VenFin B ordinary shares"	B ordinary shares with a par value of 10 cents each in the issued share capital of VenFin;
"VenFin B share purchase agreement"	the agreement concluded between the VenFin B ordinary shareholders and Remgro in terms of which Remgro will, subject to the fulfilment or waiver, if applicable, of certain conditions precedent, acquire all the VenFin B ordinary shares for a consideration of 1 Remgro share for every 6.25 VenFin B ordinary shares held by the VenFin B ordinary shareholders;
"VenFin DD Holdings"	VenFin DD Holdings Limited (registration number 2009/003461/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"VenFin ordinary shares"	ordinary shares with a par value of 1 cent each in the issued share capital of VenFin;
"VenFin ordinary shareholders"	the holders of VenFin ordinary shares;
"VenFin shareholders"	collectively, VenFin ordinary shareholders and VenFin B ordinary shareholders;
"voting last day to trade"	Thursday, 6 August 2009, being the last day to trade VenFin ordinary shares in order to be eligible to vote at the scheme meeting; and
"voting record date"	17:00 on Thursday, 13 August 2009, being the date and time upon which a VenFin ordinary shareholder must be recorded in the register to be entitled to vote at the scheme meeting.

1. Introduction

This document contains the scheme proposed by Remgro between VenFin and the VenFin ordinary shareholders. A detailed explanation of the scheme is contained in paragraph 4 below.

2. Share capital of VenFin

The authorised and issued share capital of VenFin, as at the last practicable date, is set out in the table below.

	R'000
Authorised share capital	
512 493 650 ordinary shares of 1 cent each	5 124
40 506 352 B ordinary shares of 10 cents each	4 051
Issued share capital	
224 660 033 ordinary shares of 1 cent each	2 247
35 506 352 B ordinary shares of 10 cents each	3 551
Share premium	
On ordinary shares of 1 cent each	2 449 784
On B ordinary shares of 10 cents each	394 817
Total issued share capital and share premium	**2 850 399**

In terms of section 195 of the Companies Act, the voting rights attaching to each VenFin B ordinary share are ten times those attaching to each VenFin ordinary share. Save for the difference in voting rights, the VenFin ordinary shares and the VenFin B ordinary shares rank *pari passu* in all respects.

3. **The objective of the scheme**

The objective of the scheme is to procure that, upon the scheme becoming operative, Remgro will acquire the scheme shares and will become the owner of all of the issued VenFin ordinary shares and the scheme participants receiving the scheme consideration.

4. **The scheme**

4.1 Remgro and the scheme participants agree that if the scheme takes effect and becomes operative:

   4.1.1 the scheme participants shall be deemed to have disposed of their scheme shares, free of encumbrances, to Remgro on the operative date in exchange for the scheme consideration and Remgro shall be deemed to have acquired ownership of all the scheme shares from the operative date;

   4.1.2 the disposal and transfer by each scheme participant of the scheme shares held by the scheme participant to Remgro, and the acquisition of ownership of those scheme shares by Remgro, pursuant to the provisions of paragraph 4.1.1 of the scheme, shall be effected on the operative date; and

   4.1.3 each scheme participant shall be deemed to have transferred to Remgro, on the operative date, all of the scheme shares held by the scheme participant, without any further act or instrument being required. Scheme participants shall be entitled to receive the scheme consideration only in terms of paragraphs 4.2, 4.5 and 4.6 below.

4.2 Each scheme participant irrevocably and *in rem suam* authorises VenFin, as principal, with power of substitution, to:

   4.2.1 cause the scheme shares disposed of by the scheme participants in terms of the scheme to be transferred to, and registered in the name of, Remgro on or at any time after the operative date, and to do all such things and take all such steps (including the signing of any transfer form) as Remgro in its discretion considers necessary in order to effect that transfer and registration; and

   4.2.2 procure that the scheme consideration shares are allotted and issued to the scheme participants.

4.3 If the scheme is agreed to by a majority representing not less than three-fourths of the votes exercisable by the scheme members present and voting, either in person or by proxy, at the scheme meeting, VenFin shall apply to the Court for an order sanctioning the scheme.

4.4 The scheme consideration shall be paid, in full, in accordance with the terms of the scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which Remgro or VenFin may otherwise be, or claim to be, entitled against any scheme participant.

4.5 VenFin, as principal, shall procure that Remgro complies with its obligations under the scheme, and VenFin alone shall have the right to enforce those obligations (if necessary) against Remgro.

4.6 The rights of the scheme participants to receive the scheme consideration will be rights enforceable by scheme participants against VenFin only. Scheme participants will in turn be entitled to require VenFin to enforce its rights in terms of the scheme against Remgro.

4.7 The effect of the scheme will be that Remgro will, with effect from the operative date, become the beneficial owner of all the issued VenFin ordinary shares. None of the scheme shares will be transferred by Remgro to any other person.

5. **Conditions precedent**

5.1 The scheme is subject to the fulfilment or waiver (where applicable), by no later than the dates indicated below, of the following conditions precedent:

   5.1.1 the requisite majority of Remgro shareholders in general meeting passing all the shareholders' resolutions required for authorisation of the acquisition by Remgro of the entire issued share capital of VenFin before or on Monday, 31 August 2009;

5.1.2 the scheme being approved by a majority representing not less than three-fourths of the votes exercisable by the VenFin ordinary shareholders present and voting, either in person or by proxy, at the scheme meeting;

5.1.3 the Court sanctioning the scheme before or on Saturday, 31 October 2009;

5.1.4 a certified copy of the Order of Court sanctioning the scheme being registered by the Registrar before or on Saturday, 31 October 2009; and

5.1.5 in respect of the implementation of the scheme, approval having been obtained from the Competition Authorities (either unconditionally or subject to conditions acceptable to the party against whom the condition will be enforceable), before or on Saturday, 31 October 2009.

5.2 VenFin and Remgro will use their reasonable endeavours to procure the fulfilment of each of the conditions precedent as soon as reasonably practicable.

5.3 Should all the conditions precedent not have been fulfilled or waived, as the case may be, on or before the dates indicated or by such later date as may be agreed upon between Remgro and VenFin in writing and subject to the approval of the SRP (if necessary), the scheme shall not become operative and shall be of no force or effect. Should this occur other than as a result of the failure of the condition in paragraph 5.1.5, Remgro will proceed with the back-up offer. Details of the back-up offer are provided in Annexure 7.

5.4 An announcement will be released on SENS and published in the South African press as soon as practicable after the fulfilment date, or if the scheme fails for whatever reason, as soon as practicable after the date upon which the scheme failed.

6. Scheme consideration

If the scheme becomes unconditional and is implemented, each scheme participant will receive 1 Remgro ordinary share for every 6.25 scheme shares held on the scheme consideration record date. In the event that the scheme consideration results in a scheme participant becoming entitled to a fraction of a scheme consideration share, the relevant fraction will be rounded as follows:

- if the fraction is less than 0.5, the scheme participant will have his entitlement rounded down to the nearest whole number; or

- if the fraction is equal to or greater than 0.5, the scheme participant will have his entitlement rounded up to the nearest whole number.

VenFin ordinary shareholders are referred to the table of fractional entitlements in Annexure 6 for further detail.

7. Settlement of the scheme consideration

7.1 If the scheme becomes operative, scheme participants will be entitled to receive the scheme consideration on the operative date. Should the scheme consideration to which a scheme participant becomes entitled include an entitlement to a fraction of a scheme consideration share, such fractional entitlement shall be dealt with as described in paragraph 6 above read with Annexure 6.

7.2 Settlement of the scheme consideration is subject to the Exchange Control Regulations, the salient provisions of which are set out in Annexure 13.

7.3 VenFin or its agents will administer and effect delivery of the scheme consideration to scheme participants on the operative date.

7.4 Scheme participants will:

7.4.1 if they are immobilised VenFin ordinary shareholders:

7.4.1.1 have their CSDP accounts credited with the scheme consideration on the operative date, provided they have validly nominated a CSDP account by duly completing the form of nomination (*orange*) and have returned the form of nomination (*orange*) to the transfer secretaries to be received by them by no later than 10:00 on the scheme consideration record date; or

7.4.1.2 and have not submitted a duly completed form of nomination (prior to 10:00 on the scheme consideration date) or have not nominated a valid CSDP account in such form of nomination (*orange*), have the share certificates in respect of their consideration shares posted to them, at their risk, on the operative date to their addresses recorded in the register on the scheme consideration record date; or

7.4.2 if they hold their VenFin ordinary shares through a recognised broker, have their accounts with their recognised broker credited with the scheme consideration on the operative date.

8. Termination of trading of VenFin ordinary shares on the OTC market

Subject to the fulfilment of the conditions precedent and the scheme becoming operative, VenFin will terminate the trading of VenFin ordinary shares on the OTC market with effect from the operative date.

9. Undertakings by VenFin and Remgro

VenFin and Remgro have agreed that upon the scheme becoming operative, they will give effect to the terms and conditions of the scheme and they will sign and/or procure the signature of all documents and/or procure the carrying out of all acts that are necessary and within their power to give effect to the scheme.

10. Instructions and authorities

10.1 VenFin shall be entitled to accept and act on all documents relating to the status and capacity of any scheme participant and shall be empowered to act on behalf of any scheme participant as if such documents had been registered with VenFin.

10.2 Each mandate and instruction in regard to scheme shares recorded with VenFin as at the record date of the scheme will be deemed, unless and until revoked, to be a mandate and instruction to VenFin and Remgro in respect of any rights accruing in respect of the scheme consideration.

11. Governing law

The scheme will be governed by and construed in accordance with the laws of South Africa and will be subject to the exclusive jurisdiction of the South African courts.

12. Exchange control regulations

Annexure 13 to this circular contains a summary of the Exchange Control Regulations as they apply to scheme participants. Scheme participants who are not resident in, or who have a registered address outside of South Africa, must (a) satisfy themselves as to the full observance of the laws of any relevant territory concerning the receipt of the scheme consideration, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory; and (b) if they are immobilised VenFin ordinary shareholders, complete the form of instruction (*purple*).

13. Restricted jurisdictions

13.1 This circular sets out details pertaining to the scheme and is addressed only to persons to whom it may lawfully be addressed to. To the extent that the distribution of this circular in certain jurisdictions outside of South Africa may be restricted or prohibited by the laws of such foreign jurisdiction then this circular is deemed to have been provided for information purposes only and should not be copied or redistributed and neither the VenFin board nor the Remgro board accepts any responsibility for a failure by a scheme participant to inform themselves about, and to observe, any applicable legal requirements in any relevant foreign jurisdiction.

13.2 An "excluded foreign VenFin shareholder" includes any foreign VenFin ordinary shareholder, other than VenFin ordinary shareholders in the United States, who is unable to receive any of the scheme consideration shares, pursuant to the scheme, because of the laws of the jurisdiction of that VenFin ordinary shareholder, or any foreign VenFin ordinary shareholder that VenFin is not permitted to distribute any of the Remgro ordinary shares to, because of the laws of the jurisdiction of that VenFin ordinary shareholder.

13.3 The scheme consideration shares which excluded foreign VenFin shareholders would otherwise receive pursuant to the scheme will be aggregated and disposed of on the JSE by the transfer secretaries on behalf of and for the benefit of excluded foreign VenFin shareholders as soon as is reasonably practical after the consideration record date at the best price that can reasonably be obtained at the time of sale. The recognised brokers will be responsible for informing the transfer secretaries of all VenFin ordinary shares held by them on behalf of excluded foreign VenFin shareholders. The transfer secretaries will determine which immobilised foreign VenFin shareholders are excluded foreign VenFin shareholders.

13.4 Excluded foreign VenFin shareholders will, in respect of their entitlement to the scheme consideration shares, receive the average consideration per Remgro ordinary share (net of transaction and currency conversion costs). Such average consideration will be determined based on the aggregate proceeds achieved on the disposal of such Remgro ordinary shares. The average consideration due to each excluded foreign VenFin shareholder will only be paid once all such Remgro ordinary shares have been disposed of.

13.5 VenFin ordinary shareholders who are in doubt as to their position should consult their professional advisors.

14. General

14.1 The directors and Remgro may agree to any amendment, variation or modification to the scheme, subject to approval from the SRP:

14.1.1 before or at the scheme meeting, at any time prior to the voting in respect of the scheme; or

14.1.2 after the scheme meeting,

provided that such amendment, variation or modification made after the scheme meeting may not have the effect of diminishing the rights which will accrue to the scheme participants in terms of the scheme.

14.2 A certificate signed by a director of each of VenFin and Remgro stating that all the conditions precedent have been fulfilled and/or waived and that the scheme has become operative shall be binding on VenFin, Remgro and the scheme participants.

14.3 The costs of the scheme, including fees payable to professional advisors and printing and publishing costs, will be borne by VenFin and Remgro in their respective capacities as applicable to their responsibilities under the scheme.

14.4 Subject to the fulfilment or waiver of the conditions precedent, once the order of Court sanctioning the scheme has been registered in terms of the Companies Act, this scheme read together with the order of Court sanctioning the Scheme will constitute the contract entitling each scheme participant to the scheme consideration and the scheme will be binding on all scheme participants, even those who may have voted against it.

14.5 All dates and times are subject to such changes as may be (a) agreed to by VenFin and Remgro and/or (b) required under the SRP Code and, if necessary, approved by the SRP. Any change will be advised to VenFin ordinary shareholders by announcement on SENS and publication in the South African press and on VenFin's website (www.venfin.com).

For and on behalf of
/s/ Jon Jonathan Durand
VenFin Limited
CEO

For and on behalf of
/s/ Matthys Hendrik Visser
Remgro Limited
CEO

Stellenbosch
24 July 2009

VenFin Limited

(Incorporated in the Republic of South Africa)
(Registration number 2004/034954/06)
ISIN: ZAU000005308

Remgro Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/006415/06)
JSE share code: REM   ISIN: ZAE000026480

VALUATION STATEMENT
in terms of section 312(1)(a)(ii) of the Companies Act

---

1. Introduction

Remgro wishes to acquire the scheme shares. The mechanism by which this will be achieved is through the scheme.

If the scheme becomes operative, scheme participants will be entitled to receive the scheme consideration.

The background and rationale for the scheme are set out in paragraphs 1 and 2 of the explanatory statement, commencing on page 11 of this circular.

2. Financial information relating to VenFin and Remgro

Historical audited and unaudited financial information relating to VenFin since its incorporation for the six months ended 31 December 2008, the years ended 30 June 2008 and 30 June 2007 and for the six months ended 30 June 2006 is set out in Annexure 1 to this circular. The trading history of VenFin ordinary shares traded on the OTC market is set out in Annexure 3 to this circular.

Historical audited financial information relating to Remgro for the last four financial years ended 31 March 2009, 31 March 2008, 31 March 2007 and 31 March 2006 is set out in Annexure 2 to this circular. The trading history of Remgro ordinary shares on the JSE is set out in Annexure 4 to this circular.

3. Financial effects of the scheme

The scheme consideration results in the following premia to VenFin ordinary shareholders:

As at 5 June 2009	Premium (%)
Based on closing VenFin ordinary share price of R20.95	8.5
Based on 30-day VWAP VenFin ordinary share price of R19.53	13.0
Based on 60-day VWAP VenFin ordinary share price of R18.62	14.4
Based on 90-day VWAP VenFin ordinary share price of R17.81	17.7

Note: The estimated value on 5 June 2009 per VenFin ordinary share of the DiData interest has been added to the scheme consideration, based on the respective closing prices or VWAP as may be the case, for the purposes of calculating the premia.

4. *Pro forma* financial effects

The table below sets out the unaudited *pro forma* financial effects of the scheme on VenFin, based on the unaudited VenFin results for the 12 month period to 31 December 2008 and the audited Remgro results for the 12 month period to 31 March 2009.

The unaudited *pro forma* financial effects are the responsibility of the VenFin directors and have been prepared for illustrative purposes only to provide information about how the transaction may have affected VenFin's financial position on the relevant reporting date. Due to their nature, the unaudited *pro forma* financial effects may not be a fair reflection of VenFin's financial position after taking into account the scheme.

	Before the scheme[1]	Change due to the scheme	After the scheme[2,3,4]	Percentage change
EPS (cents)	51.5	90.1	141.6	174.8
Headline EPS (cents)	87.3	55.1	142.4	63.1
Diluted EPS (cents)[5]	50.9	87.8	138.7	172.6
Diluted headline EPS (cents)[5]	86.2	53.8	140.0	62.4
NAV per share (rand)[6]	24.35	1.83	26.18	7.5
Net tangible asset value per share (rand)[6]	21.89	1.76	23.65	8.0
Number of shares in issue (million)	260.1	–	260.1	–
Weighted average number of shares in issue (million)	260.1	–	260.1	–

Notes and assumptions:

1. The financial information in the "Before the scheme" column has been based on:
   - for income statement purposes, VenFin's unaudited income statement for the 12-month period ended 31 December 2008; and
   - for balance sheet purposes, VenFin's published unaudited balance sheet as at 31 December 2008.

2. The unaudited *pro forma* income statement of VenFin has been prepared assuming that Remgro acquired VenFin with effect from 1 January 2008 for income statement purposes.

3. The unaudited *pro forma* balance sheet of VenFin has been prepared assuming that the scheme was effected on 31 December 2008 for balance sheet purposes.

4. The unaudited *pro forma* financial effects have been prepared including Remgro's financial results from continuing operations only.

5. The diluted number of shares used was 263.3 million.

6. The NAV per share shown above in the unaudited *pro forma* financial effects is the NAV per balance sheet which is based on the carrying value of assets as at 31 December 2008, whereas the scheme consideration relating to the scheme has been calculated on the basis of relative market NAV's on 5 June 2009, which has a neutral effect on the NAV per share of both VenFin and Remgro.

VenFin expects that the scheme will be earnings accretive to VenFin ordinary shareholders in the financial year to 31 March 2010.

5. Opinions, recommendations and undertakings

5.1 Ernst & Young, in its capacity as independent financial advisor to the board, has advised the board that it is of the opinion that the terms and conditions of the scheme are fair to VenFin shareholders. The copy of the letter from Ernst & Young is set out in Annexure 5.

5.2 Based on the opinion expressed by Ernst & Young, the board, excluding Messrs J P Rupert and J Malherbe who recused themselves due to their conflicting interests, recommends to scheme members that they vote in favour of the scheme at the scheme meeting.

5.3 G T Ferreira intends to vote the VenFin ordinary shares he holds or controls in favour of the scheme at the scheme meeting. Messrs J J Durand and N J Williams hold their VenFin ordinary shares through VenFin Manco, which has decided not to vote at the scheme meeting. If messrs J J Durand and N J Williams were to vote their VenFin ordinary shares at the scheme meeting, they would have voted such shares in favour of the scheme. Messrs J P Rupert and J Malherbe have advised the Company that they will not vote the VenFin ordinary shares that they hold or control at the scheme meeting and have provided the Company with irrevocable undertakings to this effect.

6. Taxation considerations

The summary below, which is only applicable to VenFin ordinary shareholders who are subject to South African tax legislation, is a general guide and is not intended to constitute a complete analysis of the possible tax consequences of the scheme in terms of South African tax law. This paragraph neither purports to constitute tax advice in any form whatsoever, nor does it intend to deal with the tax position of any specific VenFin ordinary shareholder. This paragraph is therefore intended solely to draw the VenFin ordinary shareholders' attention to certain key aspects of the tax legislation that may be relevant to them pursuant to the scheme. VenFin and its advisors cannot be held responsible for the tax consequences of the scheme. VenFin ordinary shareholders are advised to consult their own tax advisors about their respective tax positions.

If the scheme becomes operative, VenFin ordinary shareholders will receive 1 Remgro share for every 6.25 VenFin ordinary shares held. In this regard:

• Roll-over relief: The provisions of section 42 of the Income Tax Act (dealing with asset-for-share transactions) will apply if the market value of the VenFin ordinary shares held is equal to or exceeds the CGT base cost of the VenFin ordinary shares on the operative date of the scheme, and these VenFin ordinary shares are held as capital assets. Under these circumstances the VenFin ordinary shareholder will not be subject to CGT, and the Remgro shares acquired will be deemed to have the CGT base cost history of the VenFin ordinary shares disposed of in terms of the scheme;

• In those instances where the market value of VenFin ordinary shares held as capital assets is not equal to or does not exceed the CGT base cost, the provisions of section 24B of the Income Tax Act will apply. In terms of this section the VenFin ordinary shares will be deemed to have been disposed of for an amount equal to the market value of the equivalent Remgro shares acquired. The dividend stripping provisions in paragraph 19 of the Eighth Schedule to the Income Tax Act should be considered in respect of any capital losses incurred; and

• No securities transfer tax will be payable on the exchange of VenFin ordinary shares for Remgro shares.

7. Material changes

At the last practicable date, there were no known material changes in the financial or trading position of VenFin since the audited financial results released on 29 August 2008, other than the following:

Further investment in DiData:

On 22 July 2008 DiData announced the placement of 136.1 million new ordinary shares at 44.25 pence per share, through an accelerated bookbuild process, which placement was fully underwritten by VenFin and Allan Gray.

The net proceeds of this placement was utilised by DiData to part finance the acquisition of the shares in Datacraft Asia Limited ("Datacraft Asia") that it did not already own at a price of USD1.33 per Datacraft Asia share in cash for a total consideration of approximately USD276 million.

As a result of the placement and underwriting of DiData shares, VenFin acquired a further 98.4 million DiData shares for a total consideration of GBP43.5 million.

Following this transaction, VenFin's interest in Dimension Data is 25.4% (30 June 2008: 21.7%).

Further investment in SEACOM Capital Limited ("SEACOM"):

Subsequent to 30 June 2008, VenFin has invested a further USD34.7 million in SEACOM, bringing the total amount invested in SEACOM to date to USD67.5 million.

Distribution of DD Holdco to VenFin ordinary shareholders:

Pursuant to a number of internal restructuring steps, the DiData interest was transferred to a new holding company ("DD Holdco") and the shares in DD Holdco were distributed to VenFin shareholders on the basis that they received 1 DD Holdco share for every VenFin share they held on 17 July 2009. The DD Holdco shares which VenFin shareholders received are of the same class and have the same rights as the VenFin shares previously held by them.

For and on behalf of
/s/ Jon Jonathan Durand
VenFin Limited
CEO

Stellenbosch
24 July 2009

VenFin Limited

(Incorporated in the Republic of South Africa)
(Registration number 2004/034954/06)
ISIN: ZAU000005308

Remgro Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/006415/06)
JSE share code: REM   ISIN: ZAE000026480

STATEMENT OF DIRECTORS' INTERESTS
in terms of section 312(1)(a)(iii) of the Companies Act

Directors of VenFin

J P Rupert *(Chairman)* ^
J Malherbe *(Deputy Chairman)* *
J J Durand *(CEO)* *
N J Williams *(CFO)* *
G T Ferreira ^#

Directors of Remgro

J P Rupert *(Chairman)* ^
E de la H Hertzog *(Deputy Chairman)* ^
M H Visser *(CEO)* *
W E Bührmann *
L Crouse *
J W Dreyer *
J A Preller *
T van Wyk *
P E Beyers ^
J Malherbe ^
P K Harris ^#
G D de Jager ^#
M M Morobe ^#
F Robertson ^#
H Wessels ^#

* Executive ^ Non-executive # Independent

* Executive ^ Non-executive # Independent

1. The interests of VenFin and its directors

1.1 On the last practicable date, VenFin held no shares in Remgro.

1.2 On the last practicable date, the directors held the following interests in VenFin ordinary shares:

	Beneficial	Non-beneficial	Total	Percentage of shares issued
Executive directors				
J J Durand	3 549 822		3 549 822	1.45
N J Williams	249 110		249 110	0.10
J Malherbe		8 896 797	8 896 797	3.62
Non-executive directors				
J P Rupert		19 435 438	19 435 438	7.92
G T Ferreira		1 000 000	1 000 000	0.41
	3 798 932	**29 332 235**	**33 131 167**	**13.50**

1.3 On the last practicable date, BVI 1040, wholly-owned by the Johann Rupert Trust, holds 17 753 176 (50%) of the issued VenFin B ordinary shares. BVI 1027, a wholly-owned subsidiary of the Hanneli Rupert Trust holds 17 753 176 (50%) of the issued VenFin B ordinary shares.

1.4 No changes have occurred in directors' interests since the annual financial statements for the year ended 30 June 2008 were published.

1.5 The directors' emoluments will not change as a consequence of the scheme.

1.6 None of the directors dealt in VenFin securities during the restricted period.

1.7 No director has or had any interest, directly or indirectly, in any contract which was concluded by VenFin during the current financial year or in respect of any previous financial year and which remains in any respect outstanding or unperformed.

2. VenFin directors' service contracts

VenFin has entered into service contracts with its executive directors. These service contracts do not contain any particulars which are material to the scheme and will not change as a consequence of the scheme. No service contracts with directors have been amended or replaced within the restricted period.

3. Share appreciation right scheme

The participants of the current VenFin SAR Scheme will be offered the opportunity to participate in the Remgro SAR Scheme on the basis of equivalent value, terms, conditions and vesting dates.

4. The interests of Remgro and its directors

On the last practicable date Remgro did not hold any shares in VenFin.

On the last practicable date, the following Remgro directors held shares in VenFin:

Director	VenFin shares	Number of shares	Nature of holding
J P Rupert	VenFin B ordinary shares	17 753 176	Indirect non-beneficial
J P Rupert	VenFin ordinary shares	19 435 438	Indirect non-beneficial
J Malherbe	VenFin ordinary shares	8 896 797	Indirect non-beneficial

There has been no change in the Remgro directors' interests in VenFin shares between 31 March 2009 and the last practicable date.

On the last practicable date, the directors of Remgro held the following interests in Remgro shares:

	Direct beneficial	Indirect beneficial	Associates	Total
Executive directors:				
M H Visser	114 164	994 124	–	1 108 288
W E Bührmann	255 880	–	–	255 880
L Crouse	–	–	–	–
J W Dreyer	–	191 130	2 600	193 730
J A Preller	111 059	–	–	111 059
T van Wyk	131 640	–	100	131 740
Non-executive directors:				
J P Rupert**	–	–	916 972	916 972
E de la H Hertzog	228 245	1 671 903	129 984	2 030 132
P E Beyers	70 024	204 130	–	274 154
G D de Jager*	57 740	–	–	57 740
P K Harris*	–	169 118	–	169 118
J Malherbe	26 826	–	246 711	273 537
M M Morobe*	–	–	–	–
F Robertson*	–	5 000	–	5 000
H Wessels*	–	–	4 500	4 500
Total	**995 578**	**3 235 405**	**1 300 867**	**5 531 850**

* Independent non-executive directors.

** Mr J P Rupert is a director of Rembrand Trust (Proprietary) Limited which owns 100% of the issued unlisted Remgro B ordinary shares.

There has been no change in the directors' interests in Remgro shares between 31 March 2009 and the last practicable date.

5. **Remgro's intentions regarding the business of VenFin and the board**

It is Remgro's intention that the business currently undertaken by VenFin is incorporated into the investment management business of Remgro, and that the entities in which VenFin has previously invested will continue to be supported by Remgro going forward. In addition, Remgro expects that the board will be dissolved, but that the executive directors of VenFin will occupy appropriate positions within Remgro following the implementation of the scheme.

For and on behalf of   For and on behalf of
/s/ Jon Jonathan Durand   /s/ MatthysHndrik Visser
VenFin Limited   Remgro Limited
CEO   CEO

Stellenbosch
24 July 2009

VenFin
Limited

(Incorporated in the Republic of South Africa)
(Registration number 2004/034954/06)
ISIN: ZAU000005308

Remgro
Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/006415/06)
JSE share code: REM   ISIN: ZAE000026480

ADDITIONAL INFORMATION REQUIRED IN TERMS OF THE SRP CODE

---

1. History and nature of the business

VenFin is an investment company, focusing on high-growth investment opportunities with expected returns materially in excess of its cost of capital. VenFin's investment history and experience lie in the telecommunications, media, information technology and other technology sectors and while the Company continues to seek attractive opportunities in these sectors, its investment scope is not limited to these sectors.

VenFin is not a passive portfolio investor. Investments are actively managed through shareholders' agreements, regular dialogue with other shareholders, directors and management of investee companies and by providing strategic input through board, audit and other committee representation.

VenFin adds value to its investments through its relationships with the broader group of companies sharing the same major shareholder, as well as through its networks, which include formal and informal alliances with venture capitalists in major global markets. These global venture capital networks, in addition to broadening VenFin's deal flow, provide both VenFin's shareholders and investee companies with access to important markets which would otherwise be difficult to access directly. VenFin also provides treasury services, other facilities and financial and risk management services on a voluntary participation basis to its investee companies.

VenFin operates in the small to medium size market where few large private equity players have a presence, thus enhancing the Company's deal flow. In addition, VenFin has created a separate fund, called InVenFin, as a venture capital fund to assess and invest in early-stage intellectual property opportunities in South Africa.

VenFin is a longer-term investor looking to make investments in businesses that:

• possess proprietary intellectual property that provide barriers to entry;

• have proven technologies or present minimal technology risk;

• have the potential for internationalisation;

• have a strong and committed management team with a proven track record;

• VenFin understands where its team of investment professionals can add value; and

• represents an opportunity that has the size, or has the potential to grow to a size, sufficient to have a meaningful impact on VenFin's NAV.

2. Major shareholders

On the last practicable date, the following VenFin ordinary shareholders held more than 5% of the VenFin ordinary shares:

Shareholder	Number of shares held at the last practicable date	Percentage of issued VenFin ordinary shares held
Sanlam	57 464 277	25.6
Business Venture Investments 1040 (Proprietary) Limited	19 435 438	8.7
Business Venture Investments 1027 (Proprietary) Limited	19 435 437	8.7
VenFin Manco (Proprietary) Limited	14 590 745	6.5

As far as the directors are aware, no shareholder controls VenFin.

3. **Shareholder support**

The interests of those VenFin ordinary shareholders who have undertaken to vote in favour of the scheme in respect of the VenFin ordinary shares held by them on the date of the scheme meeting or to accept the back-up offer (if it is made), are set out in the table below:

Shareholder	Number of shares held on the last practicable date	Percentage of shares entitled to vote
Sanlam	57 464 277	33.6
Liberty Life	8 088 123	4.7
Rand Merchant Bank	6 951 336	4.1
Tantalum	5 544 031	3.2
Coronation	2 818 048	1.6
Total	**80 865 815**	**47.2**

BVI 1040 and BVI 1027 each hold 8.7% of the VenFin ordinary shares, VenFin Manco holds 6.5% of the VenFin ordinary shares. BVI 1040, BVI 1027 and VenFin Manco have given written irrevocable undertakings to VenFin not to vote at the scheme meeting. As a result the VenFin ordinary shares in respect of which undertakings to vote in favour of the scheme have been received constitute 47.2% of the votes that can be exercised by VenFin ordinary shareholders at the scheme meeting.

4. **Special arrangements**

Save that which has been disclosed in paragraph 4 of the statement of directors' interests:

4.1 no arrangements, undertakings or agreements have been made between Remgro, on the one hand, and any member of the VenFin group, on the other hand, or persons acting in concert with either of them, in relation to the scheme;

4.2 no arrangements or undertakings (including any compensation arrangements), which have any connection with or dependence on the scheme, exist between Remgro, or any person acting in concert with Remgro, and any director of any member of the VenFin group, or any person who was a director of any member of the VenFin group within the period commencing 12 months prior to the last practicable date, or any person who is or was a shareholder in any member of the VenFin group within the period commencing 12 months prior to the last practicable date; and

4.3 no arrangements have been made between any member of the VenFin group, on the one hand, and the directors of Remgro, on the other hand, in connection with the scheme.

5. **Share trading history**

The share trading history of VenFin on the OTC market is set out in Annexure 3.

6. **Director's responsibility statement**

The directors of VenFin and Remgro accept responsibility for the accuracy of the information contained in this circular and declare that, to the best of their knowledge and belief (having taken all reasonable care to ensure that this is the case), such information is correct and that no information has been omitted, the omission of which is likely to affect the import of such information.

7. **No set-off of consideration**

Settlement of the scheme consideration will be implemented in full, in accordance with the terms of the scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which VenFin or Remgro may be entitled.

8. **Documents available for inspection**

The following documents, or copies of such documents, will be available for inspection at the registered office of (a) VenFin situated at Carpe Diem Office Park, Quantum Street, Techno Park, Stellenbosch, 7600; and (b) the transfer secretaries situated at 5th Floor, 11 Diagonal Street, Johannesburg, 2001, during normal office hours from Friday, 24 July 2009 up to and including the date on which application is made to the Court for the sanctioning of the scheme:

8.1   a signed copy of this circular;

8.2   the VenFin B share purchase agreement;

8.3   the Order of Court;

8.4   the audited and unaudited financial statements of VenFin since its incorporation for the six months ended 31 December 2008, the years ended 30 June 2008 and 30 June 2007 and for the six months ended 30 June 2006;

8.5   the audited financial statements of Remgro for the 4 years ended 31 March 2006, 31 March 2007, 31 March 2008 and 31 March 2009;

8.6   the undertakings to vote in favour of the scheme referred to in paragraph 3 of the Additional information required in terms of the SRP Code;

8.7   the memorandum and articles;

8.8   Remgro's memorandum and articles of association;

8.9   the independent opinion from Ernst & Young as the independent financial advisor to the board, regarding the scheme; and

8.10   the rules of the VenFin SAR Scheme.

For and on behalf of
/s/ Jon Jonathan Durand
VenFin Limited
CEO

For and on behalf of
/s/ Matthys Hendrik Visser
Remgro Limited
CEO

Stellenbosch
24 July 2009

REPORT OF VENFIN HISTORICAL FINANCIAL INFORMATION

Set out below is the audited and unaudited historical financial information of VenFin since incorporation for the six months ended 31 December 2008, the years ended 30 June 2008 and 30 June 2007 and for the six months ended 30 June 2006.

CONSOLIDATED BALANCE SHEETS

R'million	Unaudited 31 December 2008	Audited 30 June 2008	Audited 30 June 2007	Audited 30 June 2006
ASSETS				
Non-current assets	**5 711**	**4 454**	**2 629**	**2 675**
Investments – Associates and joint ventures	4 873	3 127	1 953	2 219
Investments – Other	738	1 216	512	313
Deferred taxation	100	111	164	143
Current assets	**664**	**1 748**	**1 716**	**1 293**
Cash and cash equivalents	541	1 662	1 096	1 254
Non-current assets held for sale	32	32	606	–
Other current assets	91	54	14	39
Total assets	**6 375**	**6 202**	**4 345**	**3 968**
EQUITY AND LIABILITIES				
Capital and reserves				
Capital and reserves	6 696	6 364	4 680	3 872
Treasury shares	(363)	(363)	(379)	(54)
Total shareholders equity	**6 333**	**6 001**	**4 301**	**3 818**
Non-current liabilities				
Deferred taxation	**14**	**23**	**–**	**–**
Current liabilities	**28**	**178**	**44**	**150**
Total equity and liabilities	**6 375**	**6 202**	**4 345**	**3 968**
NAV per share (Rand)				
– at book value	24.35	23.07	15.82	13.20
– at market value and directors' valuation of investments	25.43	30.00	27.95	21.14

CONSOLIDATED INCOME STATEMENTS

R'million	Unaudited 6 months to 31 December 2008	Audited 12 months to 30 June 2008	Audited 12 months to 30 June 2007	Audited 6 months to 30 June 2006
Dividends received	11	44	16	2
Interest received	53	214	88	40
Finance costs	–	–	–	(42)
Other net operating expenses	(23)	(69)	(58)	(21)
Fair value adjustments	41	23	16	298
Net impairment of investments and loans	(146)	(84)	228	(247)
Negative goodwill arising on acquisitions	–	–	–	71
Profit on disposal of investments	31	1 419	133	27
Profit/(loss) before tax	(33)	1 547	423	128
Taxation	(40)	(234)	18	14
– Current	(22)	(171)	(2)	(2)
– Deferred	(18)	(63)	20	16
Profit/(loss) after tax	(73)	1 313	441	142
Share of after-tax profit of associates	98	214	176	98
– Profit before taking into account the following	139	215	209	108
– Amortisation of intangibles	(45)	(32)	(54)	(10)
– Profit on disposal of investments	7	18	6	–
– Net profit/(loss) on disposal of property, plant and equipment	(3)	(1)	11	–
– Other	–	14	4	–
Net profit for the period	**25**	**1 527**	**617**	**240**

R'million	Unaudited 6 months to 31 December 2008	Audited 12 months to 30 June 2008	Audited 12 months to 30 June 2007	Audited 6 months to 30 June 2006
Headline earnings reconciliation				
Net profit for the period	25	1 527	617	240
Net headline earnings adjusting items	73	(1 259)	(384)	164
– Net impairment of investments	97	44	(230)	261
– Profit on disposal of investments	(31)	(1 437)	(139)	(25)
– Net (gain)/loss on disposal of property, plant and equipment (associates)	2	1	(11)	–
– Negative goodwill arising on acquisitions	–	–	–	(71)
– Other adjusting items (associates)	(7)	(14)	(4)	(1)
– Gross	61	(1 406)	(384)	164
– Tax effect	12	147	–	–
Headline earnings	**98**	**268**	**233**	**404**

Cents	Unaudited 6 months to 31 December 2008	Audited 12 months to 30 June 2008	Audited 12 months to 30 June 2007	Audited 6 months to 30 June 2006
Earnings and dividends per share				
Headline earnings				
– Basic	37.7	100.4	83.0	137.9
– Diluted	37.2	98.9	81.5	136.9
Earnings				
– Basic	9.6	572.1	219.5	81.9
– Diluted	9.5	563.7	216.7	80.9
Dividends				
– Ordinary	–	36.0	30.0	25.0
– Special	–	–	50.0	25.0
Weighted number of shares in issue (million)	260.1	266.9	281.0	292.9

Commentary

ACCOUNTING POLICIES

The historical financial information is prepared in accordance with the recognition and measurement principles of IFRS including IAS 34: Interim Financial Reporting, and in accordance with the requirements of the Companies Act.

The historical financial information incorporates accounting policies that are consistent with those of the previous financial periods. During the periods under review various new accounting standards, interpretations and amendments to IFRS became effective. The adoption of these new accounting standards, interpretations and amendments to IFRS had no material impact on the results of either the current or prior periods.

FINANCIAL REVIEW RELATING TO THE PUBLISHED UNAUDITED RESULTS AS AT 31 DECEMBER 2008

NAV

As an investment holding company, the growth in the value of VenFin's net assets is an important indicator of its relative performance.

The underlying value of VenFin includes the fair value of financial instruments as well as the valuation of associates at directors' valuation.

The NAV (at valuation) after providing for a potential gross CGT liability of R193 million (30 June 2008: R381 million), decreased by 15.2%, from R7 803 million to R6 615 million at 31 December 2008. This decrease is mainly due to the drop in the listed share price of VisionChina Media to USD5.46 (30 June 2008: USD15.87), and DiData to 38.25 pence (30 June 2008: 46.0 pence), reflecting the negative sentiment on the global markets. Furthermore, worsening industry specific conditions in the local economy resulted in a decrease in the valuation of Tracker and CIV FNS, as well as impairments to certain start-ups whose outlook might have changed in the current economic environment.

The NAV per VenFin share (at valuation) amounted to R25.43 on 31 December 2008, compared to R30.00 on 30 June 2008, representing a decrease of 15.2%. The number of net shares issued to determine the NAV per share, was 260.1 million (30 June 2008: 260.1 million).

Book value of the investment in DiData

The book value of the investment in DiData amounting to R3 457 million (57.96 pence per share), is R1 176 million higher than its market value of R2 281 million (38.25 pence per share), the latter amount which is included in the calculation of VenFin's net asset value. This is mainly due to previous acquisitions of DiData shares effected at higher prices than the market price on 31 December 2008, as well as the weakening of the rand against the major currencies. Taking into account the current volatility in the equity markets, as well as VenFin's assessment of the underlying value of its investment in DiData, it has been decided not to provide for an impairment of the book value of DiData to its market value on 31 December 2008.

Headline earnings

Headline earnings for the six months to 31 December 2008 decreased by 29.5% to R98 million (2007: R139 million). The increased contribution of DiData to VenFin's headline earnings, amounting to R109 million (2007: R72 million), was more than offset by the following:

- A substantial drop in interest received, due to the lower average cash balance compared to the comparative interim period.

- Increased equity accounted losses from start-ups like SEACOM and VHF Technologies, as well as other underperforming investments.

- Increased amortisation of intangibles charge of R46 million (2007: R19 million), mainly due to the purchase of additional shareholding in DiData.

- Increased provision for impairment of loans to investee companies of R49 million (2007: R13 million).

The headline earnings per share ("HEPS"), however, decreased by 26.7% to 37.7 cents (2007: 51.4 cents), due to the favourable impact of the share repurchase programme in 2007. The weighted number of shares used to determine the HEPS was 260.1 million (2007: 270.5 million).

Results of significant unlisted investments

Sabido Investments (Proprietary) Limited ("Sabido")

Sabido's contribution to VenFin's headline earnings amounted to R43 million (2007: R47 million). Sabido's headline earnings for the six months to 30 September 2008 decreased by 7.5% to R136 million (2007: R147 million) mainly due to the setup cost of the 24-hour e-news channel.

Tracker Investment Holdings (Proprietary) Limited ("Tracker")

Tracker's contribution to VenFin's headline earnings amounted to R27 million (2007: R19 million). Tracker's headline earnings for the six months to 31 December 2008 increased by 38.7% to R86 million (2007: R62 million). The increase can be attributed to the 11% increase in total subscribers to 557 000, as well as to positive operating leverage.

SAIL Group Limited ("SAIL")

SAIL's contribution to VenFin's headline earnings amounted to R7 million (2007: R5 million). SAIL's headline earnings for the six months to 31 December 2008 increased by 28.6% to R18 million (2007: R14 million). The increase is mainly due to SAIL's continued effort to grow revenue and earnings in its businesses of sponsorship management, event creation and management.

INVESTMENTS

The most significant changes in investments for the period under review, were as follows:

SEACOM

VenFin invested an additional USD16.7 million in SEACOM during the period under review in terms of the approved funding schedule. The total amount invested to 31 December 2008 is USD50 million.

On 31 December 2008 SEACOM was in the process of laying the deepwater cable with three ships operating in the Red Sea, the East Coast of Africa and from India. The land-based construction is well advanced and the landing stations in Maputo, Mumbai and Djibouti have been completed. The Kenya, Tanzanian and South African landing stations will follow in the next few months.

DiData

On 22 July 2008, DiData announced the placement of 136.1 million new ordinary shares, at 44.25 pence per share, through an accelerated bookbuild process which was underwritten by VenFin and Allan Gray.

The net proceeds of this placing was utilised by DiData to finance in part the acquisition of the outstanding shares in Datacraft Asia Limited it did not already own at a price of USD1.33 per Datacraft Asia share in cash for a total consideration of approximately USD276 million.

As a result of the placing and underwriting of the DiData shares, VenFin acquired 98.4 million shares for a total consideration of GBP43.5 million.

Following this transaction, VenFin's interest in DiData now amounts to 25.4% (30 June 2008: 21.7%).

CIE Telecommunication (Proprietary) Limited ("CIE Telecomms")

On 7 November 2008, VenFin acquired a 30% interest in CIE Telecomms for R106.6 million.

CIE Telecomms owns companies that supply and install specialist products and components as well as systems to the telecommunication industry.

VenFin also acquired a 30% interest for R11.5 million in CIV Power (Proprietary) Limited ("CIV Power"), a sister company of CIE Telecomms, which operates in the same industry.

VenFin's partner in CIE Telecomms and CIV Power is Community Investment Venture Holdings (Proprietary) Limited, a majority black owned investment holding company that focuses on the technology sector.

VisionChina Media Inc ("VisionChina")

Subsequent to the successful listing of VisionChina on the NASDAQ in December 2007, the lock-up period for certain shareholders of VisionChina, which includes VenFin, expired on 6 June 2008.

To avoid an overhang in the market, VenFin participated in a market placement with other VisionChina shareholders to sell 8 000 000 VisionChina American Depository Receipts ("ADRs"). VenFin sold 760 000 VisionChina ADRs for USD11.6 million, representing approximately 1% of VisionChina.

A net capital surplus on disposal, after CGT, of USD7.3 million was realised.

Milestone China Opportunities Fund II ("Milestone II")

VenFin received a distribution of USD1.1 million from Milestone II, representing VenFin's portion of the proceeds on the partial realisation of Milestone's investment in VisionChina.

Repurchase of VenFin shares

No shares were repurchased during the period under review. 2 381 VenFin shares were transferred to participants in terms of the rules of the VenFin SAR scheme. On 31 December 2008, the number of shares in treasury was 20 852 462, or 8.5% of the issued ordinary shares of 1 cent each.

Since 31 December 2008

SEACOM

On 2 February 2009, VenFin invested a further USD12.2 million in SEACOM and a further USD5.8 million on 1 May 2009. The total amount invested to date is USD67.5 million. VenFin has committed USD75 million to the SEACOM project. The last capital contribution of USD7.5 million will be made on 1 August 2009.

Cancellation of treasury shares

In anticipation of the scheme, 20 783 964 VenFin ordinary shares held in treasury were sold to the Company and were subsequently cancelled.

INVESTMENT STRATEGY

VenFin continues to evaluate new investment opportunities on a regular basis, both in South Africa and abroad. The Company's investment strategy is to take a longer term view and the focus remains on investments with the potential to make a meaningful contribution to VenFin. Investments are constantly evaluated and if the prognosis for any investment changes and it becomes clear that it cannot make a meaningful contribution to VenFin, the investment is realised. VenFin will take cognisance of the volatile and uncertain markets in its investment decisions and in the way investments are managed. VenFin must be able to show that it can still deliver superior returns to its shareholders.

InVenFin

InVenFin has reviewed in excess of 200 proposals since its formation. The proposals have spanned all fields of innovation including alternative energy, media, internet, mobile and medical. To date, three investments have been made while several other opportunities are being investigated.

DIVIDENDS

In terms of VenFin's dividend policy, which *inter alia* states that a dividend will be paid on an annual basis, no dividend was declared for the six months ended 31 December 2008.

REPORT OF REMGRO HISTORICAL FINANCIAL INFORMATION

Set out below is the audited historical financial information of Remgro for the four years ended 31 March 2009, 31 March 2008, 31 March 2007 and 31 March 2006.

CONSOLIDATED BALANCE SHEETS

R'million	2009	2008	2007	2006
ASSETS				
Property, plant and equipment	2 866	2 668	2 564	2 444
Investments – associated companies	23 795	43 175	33 033	26 098
Other non-current assets	5 430	9 132	6 802	4 584
Current assets	10 025	6 852	7 460	8 210
Total assets	42 116	61 827	49 859	41 336
EQUITY AND LIABILITIES				
Total equity	38 787	57 875	46 427	38 090
Non-current liabilities	1 172	1 872	1 580	1 144
Current liabilities	2 157	2 080	1 852	2 102
Total equity and liabilities	42 116	61 827	49 859	41 336
Net asset value per share (Rand) (attributable to own members)				
– at book value	80.75	121.11	96.69	78.14
– at intrinsic value	99.15	253.67	221.00	157.59

CONSOLIDATED INCOME STATEMENTS

R'million	2009	2008	2007	2006
Profit before taking into account the following	1 218	1 578	1 476	1 938
Non-recurring and capital items and impairments	40 345	1 684	51	3 165
Consolidated profit before tax	41 563	3 262	1 527	5 103
Taxation	(945)	(419)	(403)	(857)
Consolidated profit after tax	40 618	2 843	1 124	4 246
Share in after-tax profit of associated companies and joint ventures	4 806	7 210	6 003	4 354
Net profit after tax	45 424	10 053	7 127	8 600
Minority interest	(94)	(160)	(185)	(398)
Attributable net profit for the year	45 330	9 893	6 942	8 202
Headline earnings	4 660	7 991	6 892	5 084
Headline EPS (cents)	987.7	1 692.8	1 453.6	1 052.3
Headline EPS from continuing operations (cents)*	671.5	964.1		
EPS (cents)	9 607.9	2 095.7	1 464.2	1 697.6
Ordinary dividends per share (cents)	190.0	510.0	434.0	361.0
Special dividends per share (cents)				400.0

* During November 2008 the investment in British American Tobacco Plc ("BAT") was distributed to Remgro shareholders as an interim dividend *in specie*. In order to facilitate year-on-year comparison for 2009, headline earnings per share is also presented for continuing operations which excludes the equity accounted income of BAT, as well as all non-recurring costs relating to the unbundling.

CONSOLIDATED CASH FLOW STATEMENTS

R'million	2009	2008	2007	2006
Cash generated from operations	883	1 232	1 666	1 474
Cash flow generated from returns on investments	1 642	3 801	3 040	4 200
Taxation paid	(280)	(497)	(676)	(369)
Cash available from operating activities	2 245	4 536	4 030	5 305
Dividends paid	(2 120)	(2 252)	(3 813)	(4 676)
Cash flow from operating activities	125	2,284	217	629
Net investing activities	1 053	(3 438)	(1 725)	3 364
Net financing activities	10	84	70	99
Net increase/(decrease) in cash and cash equivalents	1 188	(1 070)	(1 438)	4 092

COMMENTS ON THE 2009 FINANCIAL YEAR

1. ACCOUNTING POLICIES

The annual financial statements are prepared on the historical cost basis, unless otherwise indicated, in accordance with IFRS, the requirements of the Companies Act and the JSE Listings Requirements.

These financial statements incorporate accounting policies that have been consistently applied to all years presented in all material respects.

During the year new accounting interpretations and amendments to IFRS became effective. The adoption of these new accounting interpretations and amendments to IFRS had no material impact on the results of either the current or prior years.

2. COMPARISON WITH PRIOR YEAR

With effect from 3 November 2008 the investment in BAT was distributed to Remgro shareholders as an interim dividend *in specie*. For the year under review the investment in BAT was accordingly only equity accounted for the seven months to 31 October 2008, resulting in distortions when comparing the headline earnings for the years ending on 31 March 2008 and 2009.

In order to facilitate year-on-year comparison, headline earnings and headline EPS are also presented for continuing operations, which excludes the equity accounted income of BAT, as well as all non-recurring costs relating to the unbundling.

3. RESULTS

Headline earnings

For the year to 31 March 2009 both headline earnings and headline EPS decreased by 41.7% from R7 991 million to R4 660 million and from 1 692.8 cents to 987.7 cents respectively.

Contribution to headline earnings

R'million	Year ended 31 March	
	2009	2008
Tobacco interests	2 295	3 579
Financial services	1 576	2 120
Industrial interests	1 318	1 895
Mining interests	164	264
Corporate finance and other interests	(693)	133
	4 660	7 991

Currency movements continued to impact the tobacco interests' contribution to Remgro's earnings. Due to the weaker rand, the positive currency impact on translation of R&R Holdings SA, Luxembourg's (R&R) contribution to headline earnings (consisting mainly of equity accounted income from BAT) was R141 million during the year under review, compared to R250 million in 2008, as set out in the table below.

	Year ended 31 March	
	2009	**2008**
Average exchange rate (R/GBP)	15.2235	14.2882
R&R's contribution(GBP'm)	151	251
R&R's contribution (R'm)	2 295	3 579
Favourable currency impact (R'm)	141	250

The combined contribution of FirstRand and RMBH to Remgro's headline earnings from financial services amounted to R1 576 million (2008: R2 120 million). The decrease of 25.7% can be attributed mainly to an increase in bad debts in the retail lending business of the banking division as well as to equity trading losses.

The contribution of the industrial interests decreased by 30.4% to R1 318 million (2008: R1 895 million). Total South Africa's contribution to headline earnings amounted to a loss of R25 million (2008: R207 million profit). The results of Total South Africa were materially impacted by the lower international oil price during the second half of 2008, resulting in substantial stock losses. Kagiso Trust Investments' ("KTI") contribution to headline earnings amounted to a loss of R139 million (2008: R88 million profit). KTI's results were negatively impacted by unfavourable fair value adjustments amounting to R368 million (2008: R38 million favourable) relating to its holding of Metropolitan Holdings Limited convertible preference shares. Distell reported good results with its contribution to headline earnings amounting to R304 million (2008: R261 million). Rainbow reported lower results with its contribution to Remgro's headline earnings amounting to R235 million (2008: R377 million), while Unilever's contribution to headline earnings amounted to R231 million (2008: R229 million). Tsb Sugar reported excellent results with its contribution to headline earnings amounting to R187 million (2008: R121 million). Tsb Sugar's results were favourably impacted by the current high world price of sugar as well as favourable climatic conditions resulting in high levels of sugar production. Medi-Clinic and Nampak's contribution to headline earnings amounted to R288 million and R105 million respectively (2008: R285 million and R163 million).

Mining interests' contribution to headline earnings decreased by 37.9% to R164 million (2008: R264 million). Dividends received from Implats amounted to R346 million (2008: R267 million). Trans Hex reported a headline loss of R637 million for the year under review (2008: R8 million loss). Remgro's share of this loss amounted to R182 million (2008: R3 million loss). Included in Trans Hex's results for the 2009 financial year are impairment losses amounting to R370 million.

The contribution of corporate finance and other interests decreased to a headline loss of R693 million (2008: R133 million profit). The decrease can be attributed mainly to STC amounting to R686 million payable on the dividend *in specie*, as well as losses amounting to R108 million which were equity accounted from the investment in Xiocom (2008: R38 million loss for eight months of the year). Lower interest rates than in the comparative year also resulted in a decrease in the contribution from the central treasury division of R36 million. Also included in headline earnings, are foreign currency profits amounting to R50 million realised on the repatriation of R&R dividends.

Headline earnings from continuing operations

In order to facilitate year-on-year comparison, headline earnings and headline EPS are also presented for continuing operations, which excludes the equity accounted income of BAT, as well as all non-recurring costs relating to the unbundling, as set out in the following table.

R'million	Year ended 31 March	
	2009	**2008**
Headline earnings as reported	4 660	7 991
Equity accounted income of BAT	(2 211)	(3 440)
STC on the BAT unbundling	686	–
Other non-recurring costs relating to the unbundling	33	–
Headline earnings from continuing operations	3 168	4 551
Headline EPS as reported (cents)	987.7	1 692.8
Headline EPS from continuing operations (cents)	671.5	964.1

Headline earnings from continuing operations decreased by 30.4% from R4 551 million to R3 168 million, while headline EPS from continuing operations decreased by 30.3% from 964.1 cents to 671.5 cents.

Earnings

Total earnings increased by 358.2% to R45 330 million (2008: R9 893 million), mainly as a result of the capital gain amounting to R40 805 million realised on the unbundling of the investment in BAT.

During the year under review Remgro made an impairment provision amounting to R438 million in respect of three of its investments, i.e. Dorbyl, Trans Hex and PGSI, as their carrying values exceeded their estimated recoverable amounts.

4. **OTHER INVESTMENTS**

The most important changes to Remgro's other investments during the year under review were as follows:

Repurchase of Remgro shares

At 31 March 2008 8 554 019 Remgro ordinary shares (1.9%) were held as treasury shares. During the six months ended 30 September 2008 a wholly owned subsidiary company of Remgro acquired 3 500 000 Remgro ordinary shares at an average price of R189.71 for a total amount of R666.4 million. These shares were acquired for the purpose of hedging the new share appreciation rights scheme that was implemented subsequent to the unbundling of the investment in BAT. At 30 September 2008, 12 054 019 Remgro ordinary shares (2.7%) were held as treasury shares.

During the year under review no Remgro ordinary shares were purchased by The Remgro Share Trust, while 1 042 426 shares were delivered to participants against payment of the subscription price.

Subsequent to 30 September 2008, as part of the preliminary steps to the unbundling of the investment in BAT, the 8 554 019 Remgro ordinary shares held as treasury shares and 969 836 of the Remgro ordinary shares held by The Remgro Share Trust, were cancelled after the unbundling of the investment in BAT was approved by Remgro shareholders. The balance of the Remgro ordinary shares held by The Remgro Share Trust were delivered to participants and a wholly owned subsidiary company of Remgro provided a direct finance facility to the participants to allow them to settle the outstanding purchase price. At 31 March 2009 the outstanding amount of the direct finance facility amounted to R73.6 million and this amount is included in the balance sheet as a non-current asset under "Loans".

At 31 March 2009, 3 500 000 Remgro ordinary shares (0.8%) were held as treasury shares.

As a result of the 3.5 million treasury shares acquired and as part of the unbundling of the investment in BAT, the wholly owned subsidiary company that acquired the treasury shares, also received ordinary shares in BAT and Reinet depository receipts ("DRs"). At 31 March 2009, 1 252 712 ordinary shares in BAT and 1 966 260 Reinet DRs were held. These investments were classified as financial instruments "available-for-sale" for accounting purposes and only dividend income from these investments will in the future be accounted for in the income statement. The unbundling of the investment in BAT also resulted in Remgro receiving 196 626 Reinet warrant receipts. These warrant receipts were sold during December 2008 and an after-tax capital gain of R2.9 million was realised on this transaction.

Xiocom Wireless, Inc. ("Xiocom")

During the 2008 financial year Remgro acquired a 37.5% interest, on a fully diluted basis, in Xiocom, a USA company that specialises in the deployment and operation of wireless broadband networks. Remgro has conditionally committed funds amounting to USD50.0 million to Xiocom and on 31 March 2008 USD11.25 million had already been invested. During the year under review Remgro invested a further USD17.5 million in Xiocom.

For the year under review Xiocom was equity accounted for the twelve months to 31 March 2009, compared to eight months in the comparative year.

PG Group of Companies ("PGSI")

With effect from 31 July 2007 Remgro acquired a 24.5% interest, on a fully diluted basis, in PGSI for R719.5 million. PGSI is the foreign holding company of the Plate Glass group. During the year under review Remgro invested a further USD1.0 million (or R7.9 million) in PGSI. On 31 March 2009, Remgro's interest in PGSI, on a fully diluted basis, was 25.0%.

During March 2009 Remgro advanced a bridging loan amounting to R29.0 million to PGSI in anticipation of a PGSI rights offer intending to raise up to R300 million from shareholders.

For the year ended 31 March 2009 PGSI, which has a December year-end, has been equity accounted for the twelve months to December 2008 compared to the five months to December 2007 in the comparative year.

Kagiso Trust Investments (Pty) Limited ("KTI") and the Kagiso Infrastructure Empowerment Fund ("KIEF")

During the 2007 financial year, Remgro entered into agreements with KTI and KIEF, in terms of which it committed funds amounting to R350 million to KIEF. The fund has a target size of R650 million and aims to invest in infrastructure projects, including roads, airports, power and telecommunication installations, railway systems, ports, water and social infrastructure. By 31 March 2008, Remgro invested R50.4 million of the R350 million committed. During the year under review Remgro invested a further R24.7 million in KIEF.

Business Partners Limited ("Business Partners")

During the year under review Remgro acquired a further 930 900 Business Partners shares for a total amount of R5.8 million. On 31 March 2009, Remgro's interest in Business Partners was 20.8% (31 March 2008: 20.2%) on a fully diluted basis.

Tsb Sugar Holdings (Pty) Limited ("Tsb Sugar")

With effect from 1 April 2007 Tsb Sugar concluded the Tenbosch land claim whereby it disposed of 4 800 hectares (ha) of irrigated sugarcane agricultural land in the Nkomazi region to land claimants in terms of a land reform transaction for an amount of R285 million. The transaction constituted the first phase of Tsb Sugar's land reform process.

The second phase of Tsb Sugar's land reform transactions of approximately 6 000 ha is currently in progress and consists of the remaining claimed land, situated mainly in the Malelane area. This transaction is expected to be completed in the next financial year.

Post balance sheet events:

KWV Investments Limited ("KWV Investments")

On 14 April 2009, Remgro acquired 4 028 136 KWV Investments shares (9.6% shareholding) for a total consideration of R258.5 million. As Remgro's interest in Distell Group Limited ("Distell") is held through Remgro-KWV Investments Limited, in which both Remgro and KWV Investments has a 50% interest, this acquisition effectively increases Remgro's indirect interest in Distell by 2.8% to 32.0% (31 March 2009: 29.2%).

For accounting purposes the investment in KWV Investments will be classified as a financial instrument "available-for-sale" and only dividend income will in the future be accounted for in the income statement.

Xiocom

Since 31 March 2009 a further USD3.0 million was invested in Xiocom. Currently USD31.75 million of the USD50.0 million conditional commitment has already been invested.

5. **DIVIDENDS**

The final ordinary dividend per share was determined at 110 cents (2008: 330 cents). Total ordinary dividends per share in respect of the financial year to 31 March 2009 therefore amount to 190 cents (2008: 510 cents).

For a Remgro shareholder who continues to hold ordinary shares in BAT as well as Reinet DRs, this means an increase of 8.0% in dividend income when compared to the previous financial year.

VENFIN SHARE PRICE HISTORY

The table below shows the monthly trading data, from July 2008 to the last practicable date, of VenFin ordinary shares on the OTC market:

Highest, lowest and closing prices for each month and aggregated monthly volumes

	High (cents)	Low (cents)	Closing (cents)	Volume ('000)
July 2008	2 680	2 335	2 615	415
August 2008	2 600	2 400	2 500	463
September 2008	2 380	2 220	2 245	1 084
October 2008	2 200	1 835	1 980	679
November 2008	2 030	1 800	1 800	1 533
December 2008	1 850	1 760	1 840	1 779
January 2009	1 819	1 700	1 725	1 341
February 2009	1 770	1 650	1 655	2 185
March 2009	1 790	1 600	1 790	894
April 2009	1 900	1 750	1 880	1 173
May 2009	2 050	1 870	2 030	2 493
June 2009	2 205	2 000	2 200	1 058
July 2009*	2 275	1 120	1 220	3 429
1 – 10 July 2009	2 280	2 200	2 250	3 350
13 – 17 July 2009	1 950	1 170	1 220	79

* From 13 July 2009 VenFin ordinary shares traded excluding the DiData interest.

The table below shows the daily trading data of VenFin shares in the OTC market from 1 July 2009 to the last practicable date:

Highest, lowest and closing prices daily and volumes traded

	High (cents)	Low (cents)	Closing (cents)	Volume ('000)
1 July 2009	2 270	2 200	2 240	8
2 July 2009	–	–	2 240	–
3 July 2009	2 275	2 225	2 275	305
6 July 2009	2 280	2 250	2 250	1 262
7 July 2009	2 275	2 225	2 265	1 071
8 July 2009	2 255	2 255	2 255	15
9 July 2009	2 255	2 255	2 255	578
10 July 2009	2 255	2 270	2 250	111
13 July 2009*	1 950	1 950	1 950	10
14 July 2009	1 130	1 120	1 130	16
15 July 2009	1 201	1 170	1 201	27
16 July 2009	1 211	1 270	1 210	8
17 July 2009	1 220	1 210	1 220	18

* From 13 July 2009 VenFin ordinary shares traded excluding the DiData interest.

REMGRO SHARE PRICE HISTORY

The table below shows the monthly trading data, from July 2008 to the last practicable date, of Remgro ordinary shares on the JSE:

Highest, lowest and closing prices for each month and aggregated monthly volumes

	High (cents)	Low (cents)	Closing (cents)	Volume ('000)
July 2008	19 695	19 350	19 350	29 567
August 2008	20 500	19 321	18 695	34 008
September 2008	19 750	19 300	19 000	42 367
October 2008*	18 950	18 400	18 550	42 531
October 2008**	7 499	6 815	7 099	20 925
November 2008	7 494	7 255	7 350	51 256
December 2008	7 949	7 500	7 740	26 295
January 2009	7 788	7 550	7 100	27 116
February 2009	7 646	7 400	6 630	24 118
March 2009	7 500	7 055	6 750	30 994
April 2009	7 600	7 420	7 250	24 597
May 2009	7 600	7 250	7 278	26 226
June 2009	7 600	6 901	7 411	27 912
July 2009	8 040	7 400	8 000	13 335

* This period is represented by all share transactions prior to the unbundling of BAT to Remgro shareholders, effective from and including 27 October 2008.

** This period is represented by share transactions subsequent to the unbundling of BAT to Remgro shareholders, effectively from 28 October 2008.

The table below shows the daily trading data of Remgro ordinary shares on the JSE from 1 July 2009 to the last practicable date:

Highest, lowest and closing prices daily and volumes traded

	High (cents)	Low (cents)	Closing (cents)	Volume ('000)
1 July 2009	7 725	7 400	7 725	1 033
2 July 2009	7 785	7 500	7 707	1 660
3 July 2009	7 740	7 401	7 474	646
6 July 2009	7 615	7 401	7 449	1 070
7 July 2009	7 570	7 403	7 560	2 430
8 July 2009	7 700	7 401	7 650	1 257
9 July 2009	7 650	7 510	7 605	924
10 July 2009	7 683	7 513	7 683	642
13 July 2009	7 730	7 510	7 636	579
14 July 2009	7 874	7 660	7 750	905
15 July 2009	7 940	7 735	7 825	1 056
16 July 2009	7 969	7 750	7 850	1 134
17 July 2009	8 040	7 854	8 000	1 018

INDEPENDENT OPINION

"The Directors
VenFin Limited
PO Box 456
Stellenbosch
7599

9 July 2009

PROVISION OF APPROPRIATE EXTERNAL ADVICE TO THE BOARD OF DIRECTORS OF VENFIN REGARDING THE OFFER BY REMGRO FOR THE ENTIRE ISSUED ORDINARY SHARE CAPITAL OF VENFIN (EXCLUDING VENFIN'S INTEREST IN DIDATA)

Dear Sirs:

The definitions outlined in pages 7 of the circular of which this letter relates and of which this letter forms a part, have been used *mutatis mutandis* throughout the text set out later herein.

Introduction

Further to the cautionary announcement published in the press and released on VenFin's website on Monday 8 June 2009, VenFin shareholders were advised that on Monday 22 June 2009 Remgro notified the board of directors of VenFin in writing of its firm intention to make an offer to acquire the entire issued ordinary share capital of VenFin, on a basis that excludes the DiData interest (the scheme).

Remgro and VenFin employed Rand Merchant Bank and NLA respectively to perform detailed valuations on the assets of the companies to determine the respective NAVs of Remgro and VenFin as at 5 June 2009. It was agreed that this date would be the value date for the scheme. Based on the NAV of Remgro and VenFin (excluding the DiData interest) as at the value date, VenFin shareholders will receive 1 Remgro share for every 6.25 VenFin shares held (the scheme consideration).

A fair and reasonable opinion is required by the SRP under Rule 3 of the Code as the successful completion of the scheme (as defined in section 440A of the Act) will result in an affected transaction as defined in Section 440A of the Companies Act. Rule 3 of the Code, states that the board of directors of an offeree company should obtain appropriate external advice in respect of an offer, in particular the effects of such offer on their shareholder.

You have therefore requested Ernst & Young to conduct the role of an independent professional advisor to the board of VenFin in respect of the scheme. Full details of the terms and conditions of the scheme, and the board's recommendations to shareholders, is set out in the circular addressed to shareholders to be dated on or about 24 July 2009.

Definition of fair and reasonable

'Fairness' is primarily based on quantitative issues whilst 'reasonableness' focuses on the qualitative issues surrounding the particular offer. An offer is generally fair if the consideration received in terms of that offer is equal to or greater than the fair value of the shares which form the subject matter of the offer. It is therefore conceivable that, under certain circumstances, the scheme could be considered reasonable because of the various qualitative factors surrounding that particular transaction, even if we did not consider such to be fair. Similarly, the scheme may be considered fair taking into account the quantitative factors, but unreasonable due to certain other qualitative factors.

Sources of information

In the course of our analysis of the scheme, we relied upon financial and other quantitative and qualitative information, including prospective financial information, obtained from VenFin and Remgro senior management, and valuations performed by Rand Merchant Bank and NLA on the investment portfolios of VenFin and Remgro. Our opinion is dependent on such information being complete and accurate in all material respects. The principal sources of information used in formulating our opinion regarding the terms and conditions of the scheme include:

- The initial merger document prepared by Rand Merchant Bank;

- The Remgro/VenFin cautionary announcement dated 8 June 2009;

- The VenFin press releases in respect of the above announcement dated 8 June 2009 and 23 June 2009;

- Representations, information and assumptions made available by, and through discussions held with, the senior management of Remgro, VenFin, Rand Merchant Bank and NLA;

- Valuation workings and results performed by Rand Merchant Bank;

- Valuation workings and results performed by NLA;

- Annual Reports, Interim Reports and Annual Financial Statements for Remgro and VenFin;

- Annual Reports, Interim Reports and Annual Financial Statements for the underlying investments of Remgro and VenFin, where available;

- Management accounts for the underlying investments of Remgro and VenFin, where available;

- Management projections prepared by management of Remgro, VenFin and their underlying investments, where available;

- Selected broker and analyst reports for Remgro, VenFin, their underlying investments and their respective listed comparable companies;

- Historical share trading and other data for Remgro, VenFin and their underlying investments and their respective listed peer groups;

- Economic forecasts issued by, *inter alia*, the Stellenbosch University Bureau of Economic Research, Standard Bank and others;

- Other sources of financial information including but not limited to BFA McGregors, I-Net Bridge and the JSE's own records; and

- Information in the public domain regarding comparable transactions which have occurred in the recent past.

In the course of our valuations of Remgro, VenFin and their underlying investments, we relied upon financial and other information; including prospective financial information obtained from management of Remgro, VenFin and their underlying investments and their advisors as well as investment statistics in the public domain. Our conclusion is dependent on such information being complete and accurate in all material respects. Where practical, we have attempted to corroborate the reasonableness of the information provided to us for the purpose of our fairness opinion through recalculations, discussions with management and comparison of results to historical performance. Our procedures and enquiries did not constitute an audit conducted in terms of the Statements of South African Auditing Standards. Accordingly, we cannot express any opinion on the financial data or other information used in arriving at our opinion.

Procedures performed

In arriving at our opinion in respect of the proposed scheme we have, *inter alia*, performed the following:

- Researched and considered prevailing economic and market conditions in the industries in which VenFin, Remgro and their underlying investments operate as well as other industry related information;

- Reviewed the terms and conditions of the scheme;

- Considered the nature of the scheme consideration, namely the ratio of the respective NAVs of VenFin and Remgro;

- Considered the other merger terms, namely the back-up offer, conditions precedent to the offer and conditions precedent to the scheme;

- Held discussions with the advisors to VenFin on the terms and conditions of the scheme;

- Recalculated the NAVs of VenFin and Remgro;

- Critically reviewed the valuations of the underlying investments of VenFin and Remgro, as separately performed by Rand Merchant Bank and NLA. We performed the following for each of the material investments:

  - Understood the key value drivers of each business;

  - Understood and reviewed the appropriateness of the valuation methodologies used;

  - Considered whether the relevant valuation methodologies have been applied reasonably and in an accurate and acceptable manner across the underlying investments making up the VenFin and Remgro portfolios;

  - Assessed the reasonableness of the implicit and explicit economic assumptions contained in the forecasts;

  - Reviewed the financial and operating projections including revenues, operating margins (e.g. earnings before interest and taxes), capital expenditure, working capital flows and other cash flows contained in the forecasts;

- Analysed the historic operating and financial results, including historic share trading information and distributions in respect of the underlying investments making up the VenFin and Remgro portfolios;
- Considered the appropriateness of any valuation discounts/premiums applied to the results of the valuation analyses, such as control premiums, liquidity, marketability and small company discounts; and
- Reviewed the calculation, including the assumptions and inputs to discount rates used to discount the above cash flows; including:
  - The appropriateness of the risk free rate;
  - The appropriateness of the Market Risk Premium;
  - The appropriateness of the Beta, including the choice of comparable companies, and de-leveraging and re-leveraging the beta;
  - The requirement for any other risk premiums;
  - The after tax cost of borrowing of the company; and
  - The applicable capital structure of the company.

In the case that the valuation was done using market multiples, we performed the following:
- Reviewed the choice of multiple used;
- Reviewed the list of comparable companies used; and
- Reviewed any adjustments to the earnings of the company.

In the case that a VWAP was used, we considered the following:
- The appropriateness of this valuation methodology;
- The appropriate time period to use;
- The liquidity of the share;
- The information flow to the market over the VWAP period; and
- The existence of any other factors that may impact on the VWAP calculation.

Performed sensitivity analyses on the above valuations:
- Compared the results of both our valuations and Rand Merchant Bank/NLA; valuations to comparable listed companies;
- For the smaller, immaterial investments of Remgro and VenFin, we performed the following procedures:
- Performed a high level review of the valuations performed by Rand Merchant Bank and/or NLA; and
- Considered the possibility that an error, misstatement or difference in opinion may impact the NAV of VenFin or Remgro.
- Considered the impact of taxes on the value of the VenFin and Remgro portfolios, particularly with regard to the exclusion of the DiData interest from the scheme;
- Evaluated the other items, besides the underlying investments of VenFin and Remgro, that impacted their respective NAVs, such as head office costs and the Share Appreciation Rights Schemes;
- Compared the resulting recalculated NAVs arising from our procedures above to the scheme consideration;
- Assessed the VenFin and Remgro boards' financial assessment of the merger; and
- Assessed the market reaction to the merger announcement, both through market participant/commentator statements and the reaction of the share prices.

We have not interviewed any of the minority shareholders of VenFin to obtain their views on the scheme.

Limiting conditions

We have relied upon the accuracy of the information used by us in deriving our opinion albeit that, where practicable, we have corroborated the reasonableness of such information through, amongst other things, reference to work performed by independent third party/ies, historic precedent or our own knowledge and understanding. While our work has involved an analysis of the annual financial statements and other information provided to us, our engagement does not constitute, nor does it include, an audit conducted in accordance with generally accepted auditing standards. Accordingly, we assume no responsibility and make no representations with respect to the accuracy of any information provided to us in respect of VenFin, Remgro, or any of their underlying investments.

The opinion expressed below is necessarily based upon the information available to us, the financial, regulatory, securities market and other conditions and circumstances existing and disclosed to us as at the date hereof. Subsequent developments may affect our opinion, however, we are under no obligation to update, revise or re-affirm such.

Opinion

Based upon and subject to the foregoing, we are of the opinion that, on the basis of an arm's length transaction concluded between a willing buyer and a willing seller, a fair merger ratio falls between 6.02 and 6.59 VenFin shares for every Remgro share received.

Based upon the aforementioned quantitative and qualitative considerations and given that we are of the opinion that, on the basis of an arm's length transaction concluded between a willing buyer and a willing seller, a merger ratio of 1 Remgro share for every 6.25 VenFin shares is fair. We are therefore of the opinion that the scheme consideration is fair and reasonable to VenFin shareholders.

This opinion does not purport to cater for each individual shareholder's circumstances and/or risk profile, but rather that of the general body of VenFin shareholders taken as a whole. Each shareholder's decision will be influenced by such shareholder's particular circumstances and accordingly shareholders should consult with an independent advisor if they are in any doubt as to the merits or otherwise of the scheme.

Use of this opinion

This opinion is provided solely for the use of the board and VenFin shareholders in connection with and for the purpose of their consideration of the scheme. This opinion shall not, in whole or in part, be disclosed, reproduced, disseminated, quoted, summarised or referred to at any time, in any manner or for any purpose, nor shall any public references to Ernst & Young be made by VenFin or any of its affiliates, without the prior consent of Ernst & Young.

Independence

We have been retained by the board as an independent advisor to the board and shareholders in connection with the scheme and we will receive a fixed fee for the services provided in connection herewith, which fee is payable upon delivery of this opinion. We confirm that, other than the aforementioned, we have no interest, direct or indirect, beneficial or non-beneficial, in VenFin or in the success or failure of the scheme which forms the subject matter hereof.

Consent

We hereby consent to this letter and the references thereto being made public to holders of VenFin shares in the form and context in which they are to be published in this document to shareholders on or about 24 July 2009. We confirm that we have given and have not withdrawn our consent prior to the issue of the said document to VenFin shareholders.

Yours faithfully

S H Alt
Director
Ernst & Young Advisory Services Limited"

TABLE OF FRACTIONAL ENTITLEMENTS

The table below shows the entitlement of scheme participants to Remgro shares in the event that the scheme consideration results in a scheme participant receiving a fraction of a Remgro ordinary share. The relevant fraction will be rounded as follows:

- if the fraction is less than 0.5, the scheme participant will have his/her entitlement rounded down to the nearest whole number; or
- if the fraction is equal to or greater than 0.5, the scheme participant will have his/her entitlement rounded up to the nearest whole number.

Number of scheme shares held	Number of Remgro ordinary shares received pursuant to the proposed acquisition	Number of scheme shares held	Number of Remgro ordinary shares received pursuant to the proposed acquisition	Number of scheme shares held	Number of Remgro ordinary shares received pursuant to the proposed acquisition
1	0	36	6	71	11
2	0	37	6	72	12
3	0	38	6	73	12
4	1	39	6	74	12
5	1	40	6	75	12
6	1	41	7	76	12
7	1	42	7	77	12
8	1	43	7	78	12
9	1	44	7	79	13
10	2	45	7	80	13
11	2	46	7	81	13
12	2	47	8	82	13
13	2	48	8	83	13
14	2	49	8	84	13
15	2	50	8	85	14
16	3	51	8	86	14
17	3	52	8	87	14
18	3	53	8	88	14
19	3	54	9	89	14
20	3	55	9	90	14
21	3	56	9	91	15
22	4	57	9	92	15
23	4	58	9	93	15
24	4	59	9	94	15
25	4	60	10	95	15
26	4	61	10	96	15
27	4	62	10	97	16
28	4	63	10	98	16
29	5	64	10	99	16
30	5	65	10	100	16
31	5	66	11	1 000	160
32	5	67	11	10 000	1 600
33	5	68	11	100 000	16 000
34	5	69	11	1 000 000	160 000
35	6	70	11	10 000 000	1 600 000

BACK-UP OFFER

1. **Definitions and interpretations**

    Except as set out below and unless otherwise stated or the context indicates a contrary intention, the definitions and interpretation commencing on page 7 of this circular shall apply *mutatis mutandis* to this back-up offer and the words in the first column below shall have the meanings set out opposite them in the second column, words or expressions denoting one gender shall include the other gender, words importing natural persons shall include juristic persons and *vice versa* and the singular shall include the plural and *vice versa*.

"back-up offer"	the offer by Remgro to the VenFin ordinary shareholders to acquire all of their VenFin ordinary shares for the back-up offer consideration, subject to the terms and conditions detailed in this circular;
"back-up offer conditions precedent"	the conditions precedent to the back-up offer as set out in paragraph 3.2 below;
"back-up offer consideration"	1 Remgro ordinary share for every 6.25 VenFin ordinary shares in respect of which the back-up offer is validly accepted;
"back-up offer consideration date"	the second business day following the later of the closing date and the date on which the last outstanding of the back-up offer conditions precedent are fulfilled or waived (if applicable);
"closing date"	the closing date of the back-up offer, which date shall be 17:00 on the 21st day following the opening date;
"opening date"	the opening date of the back-up offer being 09:00 on the first business day following on the day that it is announced in the South African press that the scheme will not proceed and that the back-up offer has become effective; and
"restricted jurisdiction"	the United States, Australia, Canada, Japan or any other jurisdiction if it is illegal for the back-up offer to be made or accepted in the jurisdiction.

2. **Important dates and times**

    Should the back-up offer become effective, all dates and times pertinent thereto will be released on SENS and published on VenFin's website (www.venfin.com) and in the South African press.

3. **The back-up offer**

    Should the scheme for any reason whatsoever fail, other than as a result of the non-fulfilment of the condition precedent in paragraph 5.1.5 of the scheme, Remgro shall be obliged forthwith to make an irrevocable back-up offer to the VenFin ordinary shareholders to purchase the VenFin ordinary shares for the back-up offer consideration, subject to the terms and conditions as set out in this Annexure 7.

    If the back-up offer is made, an announcement will be made by Remgro on SENS and in the South African press advising shareholders that the back-up offer has been made and that it will be open for acceptance between the opening date and the closing date.

    3.1 **Back-up offer period**

        From its opening by way of announcement by Remgro in the South African press, the back-up offer will remain open until the closing date, unless Remgro, in its discretion, decides to extend the closing date thereof.

3.2 **Conditions precedent to the back-up offer**

3.2.1 The implementation of the back-up offer and the payment of the back-up offer consideration are subject to the fulfilment or waiver, as the case may be, of the following back-up offer conditions precedent, unless such conditions precedent have already been fulfilled by the time that the back-up offer is made:

3.2.1.1 the requisite majority of Remgro shareholders in general meeting passing all the shareholders' resolutions required for the acquisition by Remgro of the entire issued share capital of VenFin before or on Monday, 31 August 2009;

3.2.1.2 approval having been obtained, to the extent required, from the Competition Authorities (either unconditionally or subject to conditions acceptable to the party against whom the conditions will be enforceable), before or on Saturday, 31 October 2009, for the acquisition by Remgro of the entire issued share capital of VenFin.

3.2.2 VenFin and Remgro will use their reasonable endeavours to procure the fulfilment of each of the conditions precedent as soon as reasonably practicable.

3.2.3 Should all the back-up offer conditions precedent not have been fulfilled or waived, as the case may be, on or before the dates indicated or by such later date as may be agreed upon between Remgro and VenFin in writing and subject to the approval by the SRP (if necessary), the back-up offer shall fail and shall be of no force or effect.

3.2.4 An announcement will be released on SENS and published on VenFin's website (www.venfin.com) and in the South African press as soon as practicable after the back-up offer conditions precedent have been fulfilled or any of the back-up offer conditions precedent have failed.

3.3 **Back-up offer consideration**

The consideration payable in respect of the back-up offer is 1 Remgro ordinary share for every 6.25 VenFin ordinary shares held by VenFin ordinary shareholders.

4. **Acceptance of the back-up offer**

4.1 Acceptance of the back-up offer by VenFin ordinary shareholders shall be irrevocable and must be made by completing the form of acceptance (*yellow*) and sending it, at their own risk, to the transfer secretaries as soon as possible, but in any event before 17:00 on the closing date. VenFin ordinary shareholders may only accept the back-up offer in respect of all of their VenFin ordinary shares.

4.2 If the form of acceptance (*yellow*) is not received by the transfer secretaries by 17:00 on the closing date, the back-up offer will be deemed to have been rejected by the relevant VenFin ordinary shareholder.

4.3 VenFin ordinary shareholders who do not wish to accept the back-up offer need take no further action and will be deemed to have rejected the back-up offer.

4.4 Each VenFin ordinary shareholder who accepts the back-up offer is deemed to represent and warrant to Remgro that it has not received or sent copies or originals of this circular, the form of acceptance (*yellow*) or any related documents in or into, or from a restricted jurisdiction, and has not otherwise utilised in connection with the back-up offer the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically), the interstate or foreign commerce of, or any facility of the national securities exchanges of a restricted jurisdiction and the form of acceptance (*yellow*), has not been mailed or otherwise sent in, into or from a restricted jurisdiction and such shareholder is accepting the back-up offer from outside a restricted jurisdiction.

5. Settlement of the back-up offer consideration

5.1 VenFin ordinary shareholders who have validly accepted the back-up offer will:

5.1.1 have their CSDP accounts credited with the scheme consideration on the operative date, provided they have validly nominated a CSDP account by duly completing the form of nomination (*orange*) and have returned the form of nomination (*orange*) to the transfer secretaries to be received by them by no later than 10:00 on the scheme consideration record date; or

5.1.2 if a scheme participant has not submitted a duly completed form of nomination (*orange*) (prior to the scheme consideration date) or has not nominated a valid CSDP account in such form of nomination (*orange*), have the share certificates in respect of his consideration shares posted to him by registered post at his risk on the operative date to his address recorded in the register on the scheme consideration record date.

5.2 VenFin will, through the transfer secretaries, administer and effect settlement of the back-up offer consideration.

5.3 The settlement of the back-up offer consideration is subject to the back-up offer becoming wholly unconditional and the Exchange Control Regulations being complied with.

5.4 *Basis for the acquisition of the VenFin ordinary shares*

Ownership in the VenFin ordinary shares will be acquired by Remgro free from all liens, rights of set-off, counterclaims, charge, encumbrances, pre-emptive rights and any other third party rights and interests of any nature whatsoever and together with all rights attaching thereto. Every VenFin ordinary shareholder who accepts the back-up offer will be deemed to have warranted to Remgro that that VenFin ordinary shareholder is entitled and able to dispose of those VenFin ordinary shares in respect of which it has accepted the back-up offer on the basis as set out in this paragraph 5.4.

5.5 *No set-off of back-up offer consideration*

Settlement of the back-up offer consideration will be made in full, in accordance with the terms of the back-up offer, without regard to any lien, right of set-off, counterclaim or other analogous right to which Remgro may otherwise be, or claim to be, entitled against any VenFin ordinary shareholder.

5.6 *Amendment or variation of the back-up offer*

Remgro reserves the right to revise, amend or vary any aspect of the back-up offer, provided that no such revision, amendment or variation shall reduce the back-up offer consideration payable pursuant to the back-up offer or be effective unless approved by the SRP and published on SENS, VenFin's website (www.venfin.com) and in the South African press.

5.7 *Governing law*

The back-up offer and any acceptance thereof will be governed by and construed in accordance with the laws of South Africa and will be subject to the exclusive jurisdiction of the South African courts.

6. Compulsory acquisition in terms of section 440K of the Companies Act

6.1 Should the back-up offer be accepted in respect of nine-tenths or more of the VenFin ordinary shares, Remgro will invoke the provisions of section 440K of the Companies Act to compulsorily acquire all such VenFin ordinary shares in respect of which the back-up offer was not accepted. The provisions of section 440K of the Companies Act are included as Annexure 14 to this circular.

6.2 Should the requisite number of acceptances be obtained to allow the provisions of section 440K of the Companies Act to be invoked, a circular will be sent to those shareholders who have not accepted the back-up offer, which circular will incorporate the notice envisaged by section 440K and a further form of acceptance (*yellow*).

7. **Restricted jurisdictions**

7.1 This circular sets out details pertaining to the back-up offer and is addressed only to persons to whom it may lawfully be addressed to. To the extent that the distribution of this circular in certain jurisdictions outside of South Africa may be restricted or prohibited by the laws of such foreign jurisdiction then this circular is deemed to have been provided for information purposes only and should not be copied or redistributed and neither the VenFin board nor the Remgro board accepts any responsibility for a failure by a scheme participant to inform themselves about, and to observe, any applicable legal requirements in any relevant foreign jurisdiction.

7.2 An "excluded foreign VenFin shareholder" includes any foreign VenFin ordinary shareholder, other than VenFin ordinary shareholders in the United States, who is unable to receive any Remgro ordinary shares of Remgro pursuant to the back-up offer, because of the laws of the jurisdiction of that VenFin ordinary shareholder, or any foreign VenFin ordinary shareholder that VenFin is not permitted to distribute any of the Remgro ordinary shares to, because of the laws of the jurisdiction of that VenFin ordinary shareholder.

7.3 The back up offer will not be made to excluded VenFin shareholders, and will consequently not be capable of acceptance by such excluded VenFin shareholders.

7.4 To the extent that Remgro relies on the provisions of section 440K of the Companies Act, the Remgro ordinary shares which the excluded foreign VenFin shareholders would otherwise receive pursuant to the back-up offer will be aggregated and disposed of on the JSE by the transfer secretaries on behalf of and for the benefit of excluded foreign VenFin shareholders as soon as is reasonably practical after the consideration record date at the best price that can reasonably be obtained at the time of sale. The recognised brokers will be responsible for informing the transfer secretaries of all VenFin ordinary shares held by them on behalf of excluded foreign VenFin shareholders. The transfer secretaries will determine which immobilised foreign VenFin shareholders are excluded foreign VenFin shareholders.

7.5 Excluded foreign VenFin shareholders will, in respect of their entitlement to the Remgro ordinary shares, receive the average consideration per Remgro ordinary share (net of transaction and currency conversion costs). Such average consideration will be determined based on the aggregate proceeds achieved on the disposal of such Remgro ordinary shares. The average consideration due to each excluded foreign VenFin shareholder will only be paid once all such Remgro ordinary shares have been disposed of.

7.6 VenFin ordinary shareholders who are in doubt as to their position should consult their professional advisors.

8. **Exchange control regulations**

8.1 A summary of the Exchange Control Regulations that will also be applicable *mutatis mutandis* to the back-up offer is contained in Annexure 13 to this circular. VenFin ordinary shareholders who are in doubt as to the action they should take should consult their professional advisers as soon as possible.

8.2 A VenFin ordinary shareholder who is not resident in, or who has a registered address outside South Africa, must satisfy itself as to the full observance of the laws of any relevant territory concerning the receipt of the back-up offer consideration, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

9. **Tax implications for VenFin ordinary shareholders who accept the back-up offer**

The summary below, which is only applicable to VenFin shareholders who are subject to South African tax legislation, is a general guide and is not intended to constitute a complete analysis of the possible tax consequences of the scheme in terms of South African tax law. This paragraph neither purports to constitute tax advice in any form whatsoever, nor does it intend to deal with the tax position of any specific VenFin shareholder. This paragraph is therefore intended solely to draw the VenFin shareholders' attention to certain key aspects of the tax legislation that may be relevant to them pursuant to the scheme. VenFin and its advisors cannot be held responsible for the tax consequences of the scheme. VenFin shareholders are advised to consult their own tax advisors about their respective tax positions.

If the scheme becomes operative, VenFin ordinary shareholders will receive 1 Remgro share for every 6.25 VenFin ordinary shares held. In this regard:

- *Roll-over relief:* The provisions of section 42 of the Income Tax Act (dealing with asset-for-share transactions) will apply if the market value of the VenFin ordinary shares held is equal to or exceeds the CGT base cost of the VenFin ordinary shares on the operative date of the scheme, and these VenFin ordinary shares are held as capital assets. Under these circumstances the VenFin shareholder will not be subject to CGT, and the Remgro shares acquired will be deemed to have the CGT base cost history of the VenFin ordinary shares disposed of in terms of the scheme;

- In those instances where the market value of VenFin ordinary shares held as capital assets is not equal to or does not exceed the CGT base cost, the provisions of section 24B of the Income Tax Act will apply. In terms of this section the VenFin ordinary shares are deemed to have been disposed of for an amount equal to the market value of the equivalent Remgro shares acquired. The dividend stripping provisions in paragraph 19 of the Eighth Schedule to the Income Tax Act should be considered in respect of any capital losses incurred; and

- No securities transfer tax will be payable on the exchange of VenFin ordinary shares for Remgro shares.

10. Summary of financial effects and opinion and recommendation

The summary of the financial effects of the scheme on the scheme participants and the opinion and recommendation from Ernst & Young as to the fair and reasonableness of the Scheme, as set out in the valuation statement commencing on page 24 applies *mutatis mutandis* to VenFin ordinary shareholders accepting the back-up offer.

11. Applicable provisions

The statement of director's interests contained on page 27 applies *mutatis mutandis* to the back-up offer.

12. Shareholder support to accept the back-up offer

As at the last practicable date, the following shareholders, representing 60% of the voting rights attaching to all the VenFin ordinary shares (excluding those VenFin ordinary shares held, at that time, by Remgro and/or its subsidiaries) have indicated their support to accept the back-up offer if the scheme does not become operative:

Shareholder	Number of ordinary shares held on the last practicable date	Percentage of class voting rights
Sanlam	57 464 277	25.6
BVI 1040	19 435 438	8.7
BVI 1027	19 435 438	8.7
VenFin Manco	14 590 745	6.5
Liberty Life	8 088 123	3.6
Rand Merchant Bank	6 951 336	3.1
Tantalum	5 544 031	2.5
Coronation	2 818 048	1.3
Total	**131 327 436**	**60.0**

13. Costs of the back-up offer

The costs of making the back-up offer and any directly related costs will be borne by Remgro.

ORDER OF COURT

**IN THE HIGH COURT OF SOUTH AFRICA
(WESTERN CAPE HIGH COURT, CAPE TOWN)**

Cape Town, 21 July 2009   **CASE NO 14381/09**
Before the Honourable Justice Yekiso   **PH NO 154**

In the *ex parte* application of:

VENFIN LIMITED   **Applicant**
(Incorporated in the Republic of South Africa)
(Registration number 2004/034954/06)

Application for leave to convene a meeting of members in terms of section 311 of the Companies Act, 1973, as amended.

Upon the motion of Counsel for the Applicant and having read the notice of motion and the other documents filed of record:

IT IS ORDERED THAT:

1. a meeting (the "**Scheme Meeting**") in terms of section 311(1) of the Companies Act 61 of 1973, as amended (the "**Companies Act**"), of the shareholders of the Applicant, excluding the B ordinary shareholders, registered as such at 17:00 on Thursday, 13 August 2009, or on the date two business days (being any day other than a Saturday, Sunday or gazetted public holiday) prior to any adjourned meeting (the "**Scheme Members**") be convened in terms of the notice, referred to in paragraph 4 below, by the chairperson referred to in paragraph 2 below (the "**Chairperson**"), to be held on Monday, 17 August 2009 at 13:00, at the Conference Centre, Erinvale Estate Hotel & Spa, Lourensford Road, Somerset West, South Africa for the purpose of considering and, if deemed fit, agreeing to, with or without modification, the scheme of arrangement (the "**Scheme**") proposed by Remgro Limited ("**Remgro**") between the Applicant and the Scheme Members in the form set out in Annexe "**C**" to the notice of motion in this matter; provided that the Scheme Meeting shall not be entitled to agree to any modification of the Scheme without the approval of the Applicant and Remgro;

2. Mark Andrew Phillips, a director of Read Hope Phillips Thomas and Cadman Incorporated, or failing him, Peter John Ledger Hope, a director of the same firm of attorneys, or failing both of them, an independent attorney or advocate nominated for that purpose by Webber Wentzel attorneys and approved by this Honourable Court, be and is hereby appointed as chairperson of the Scheme Meeting;

3. the Chairperson is authorised to:

    3.1   procure the publication of the notice convening the Scheme Meeting in accordance with this Order;

    3.2   procure the despatch of the documents referred to in paragraph 7 below to the persons referred to in paragraph 5;

    3.3   convene the Scheme Meeting;

    3.4   adjourn the Scheme Meeting from time to time if the Chairperson considers it necessary or desirable to do so;

    3.5   appoint one or more scrutineers for purposes of the Scheme Meeting and any adjourned meeting;

    3.6   determine the validity and acceptability of any form of proxy submitted for use at the Scheme Meeting or any adjournment thereof; and

    3.7   determine the procedure to be followed at the Scheme Meeting and any adjournment thereof;

4. the notice convening the Scheme Meeting, substantially in the form of Annexe "**E**" to the notice of motion, be published once in each of the Business Report, Beeld, Volksblad, Burger, Sunday Times and Rapport, at least 14 (fourteen) calendar days before the date of the Scheme Meeting. Such notice shall state:

4.1   the time, date and venue of the Scheme Meeting;

4.2   that the Scheme Meeting has been convened in terms of this Order to consider and, if deemed fit, agree to, with or without modification, the Scheme;

4.3   that a copy of this Order, the Scheme and the explanatory and other statements in terms of section 312(1) of the Companies Act may be inspected and copies obtained free of charge during normal business hours at any time prior to the Scheme Meeting at the registered office of the Applicant situated at Carpe Diem Office Park, Quantum Street, Techno Park, Stellenbosch, South Africa or at the office of Link Market Services South Africa (Proprietary) Limited situated at 5th Floor, 11 Diagonal Street, Johannesburg, South Africa; and

4.4   the basic characteristics of the Scheme;

5.   a copy of each of the documents referred to in paragraph 7 below shall be sent by pre-paid post by the Applicant at least 14 (fourteen) calendar days before the date of the Scheme Meeting to each member of the Applicant who holds ordinary shares in the Applicant, whose name appears on the Applicant's register and whose name and address is identified by the transfer secretaries of the Applicant (the "**Transfer Secretaries**");

6.   the identification of each such member and their respective addresses referred to in paragraph 5 shall take place as at 17:00 on a day not more than 5 (five) business days (being any day other than a Saturday, Sunday or gazetted public holiday) before the date of posting;

7.   the documents referred to in paragraph 5 are:

7.1   the explanatory and other statements in terms of section 312(1)(a) of the Companies Act, the additional information required in terms of the Securities Regulation Code on Takeovers and Mergers and the Rules of the Securities Regulation Panel, the form of nomination and the form of instruction, all substantially in the form in which they appear in Annexe "**C**" to the notice of motion;

7.2   the scheme of arrangement substantially in the form contained in Annexe "**C**" to the notice of motion;

7.3   the Form of Proxy to be used at the Scheme Meeting, or any adjournment thereof, substantially in the form contained in Annexe "**D**" to the notice of motion;

7.4   the notice convening the Scheme Meeting substantially in the form contained in Annexe "**E**" to the notice of motion; and

7.5   this Order of Court;

8.   evidence of:

8.1   the identification of the names and addresses referred to in paragraph 5 above shall be provided by an affidavit deposed to by a representative of the Transfer Secretaries; and

8.2   the date of posting of the documents to the persons referred to in paragraph 5 above shall be provided by an affidavit deposed to by a representative of the printers of the Applicant, duly supported by Post Office receipts;

9.   a copy of the documents referred to in paragraph 7 shall lie for inspection at, and copies of these documents may be obtained by ordinary shareholders of the Applicant on request, and free of charge, from the registered office of the Applicant situated at Carpe Diem Office Park, Quantum Street, Techno Park, Stellenbosch, South Africa or from the office of Link Market Services South Africa (Proprietary) Limited situated at 5th Floor, 11 Diagonal Street, Johannesburg, South Africa during normal business hours for at least 14 (fourteen) calendar days prior to the date of the Scheme Meeting;

10.   the Chairperson shall report the results of the Scheme Meeting by way of affidavit to this Honourable Court on Monday, 7 September 2009 at 10:00 or so soon thereafter as Counsel may be heard, giving details of:

10.1   the number and percentage of Scheme Members present in person at the Scheme Meeting, including those represented and the number of ordinary shares in the Applicant ("**Shares**") held by them;

10.2   the number and percentage of Scheme Members represented by proxy at the Scheme Meeting including the number of Shares held by them and of those Scheme Members so represented, the number and percentage represented by the Chairperson;

10.3 the number and percentage of Shares held by all the Scheme Members;

10.4 any proxies which have been disallowed and the reasons therefor;

10.5 all resolutions passed at the Scheme Meeting, or any adjournment thereof, with particulars of the number and percentage of votes cast in favour of and against each such resolution and of any abstentions, indicating in each case how many votes were cast by the Chairperson in terms of proxies;

10.6 all rulings made and directions given by the Chairperson at the Scheme Meeting or any adjournment thereof;

10.7 all questions asked at the Scheme Meeting relative to the merits or demerits of the Scheme and the answers given;

10.8 the relevant portions of all documents and reports submitted or tabled at the Scheme Meeting or any adjournment thereof which bear on the merits or demerits of the Scheme, including copies thereof;

10.9 the main points of any other proposal submitted to the Scheme Meeting or any adjournment thereof; and

10.10 the views expressed at the Scheme Meeting of those in favour of the Scheme and of those against it, and of the main reasons advanced in justification of those views;

11. the Applicant shall make a copy of the Chairperson's report to this Court available (and the notice of the Scheme Meeting shall include a statement that it will be so available) at the addresses mentioned in paragraph 9, free of charge, to any Scheme Member on request, during normal business hours from Tuesday, 18 August 2009, or if the Scheme Meeting is adjourned, from a date not later than 5 (five) calendar days after the date of the adjourned Scheme Meeting.

By order of the Court
Registrar

21 July 2009

Webber Wentzel
Attorneys for the Applicant
15th Floor
Convention Tower
Heerengracht
Foreshore
Cape Town
8001
Tel: (021) 431-7000
Ref: Mr Johannes Gouws/Mr Hendrik du Preez

NOTICE OF SCHEME MEETING

IN THE HIGH COURT OF SOUTH AFRICA
(WESTERN CAPE HIGH COURT, CAPE TOWN)

Cape Town, 21 July 2009	**CASE NO 14381/09**
Before the Honourable Justice Yekiso	**PH NO 154**

In the *ex parte* application of:

VENFIN LIMITED   **Applicant**
(Incorporated in the Republic of South Africa)
(Registration number 2004/034954/06)

NOTICE IS HEREBY GIVEN THAT, in terms of an Order of Court in the above matter dated 21 July 2009, the Western Cape High Court, Cape Town has ordered that a meeting (the "**Scheme Meeting**") in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended (the "**Companies Act**"), of the shareholders of the Applicant, excluding the B ordinary shareholders, registered as such at 17:00 on Thursday, 13 August 2009 (the "**Scheme Members**"), be convened for the purpose of considering and, if deemed fit, of agreeing to, with or without modification, a scheme of arrangement (the "**Scheme**") proposed by Remgro Limited ("**Remgro**") between the Applicant and the Scheme Members, provided that the Scheme Meeting shall not be entitled to agree to any modification of the Scheme without the approval of the Applicant and Remgro.

The implementation of the Scheme is subject to the fulfilment of the conditions precedent stated therein including, but not limited to, the sanction of the above Honourable Court.

The Scheme Meeting will be held at the Conference Centre, Erinvale Estate Hotel & Spa, Lourensford Road, Somerset West, South Africa, on Monday, 17 August 2009 at 13:00 under the chairmanship of Mark Andrew Phillips, a director of Read Hope Phillips Thomas and Cadman Incorporated, or failing him, Peter John Ledger Hope, a director of the same firm of attorneys or, failing both of them, an independent person nominated for that purpose by Webber Wentzel attorneys and approved by the Court (the "**Chairperson**").

The basic characteristic of the Scheme is that, upon implementation, Remgro will acquire all of the Applicant's issued ordinary shares and the scheme participants will receive one Remgro ordinary share for every 6.25 VenFin ordinary shares held by them on the consideration record date for the Scheme.

Copies of this notice, the Scheme, the explanatory and other statements in terms of section 312(1)(a) of the Companies Act explaining the Scheme, the form of proxy to be used at the Scheme Meeting or any adjourned Scheme Meeting, and the Order of Court summoning the Scheme Meeting, may be inspected or copies obtained, free of charge, during normal business hours, at any time prior to the Scheme Meeting, at the registered office of the Applicant, being Carpe Diem Office Park, Quantum Street, Techno Park, Stellenbosch, South Africa or at the office of Link Market Services South Africa (Proprietary) Limited situated at 5th Floor, 11 Diagonal Street, Johannesburg, South Africa.

Scheme Members may attend, speak and vote in person at the Scheme Meeting or any adjourned Scheme Meeting, or may appoint a proxy (who needs not be a shareholder of the Applicant) to attend, speak and vote at the Scheme Meeting (or any adjourned Scheme Meeting) in the place of such Scheme Members. The required form of proxy may be obtained from the addresses given above.

Each form of proxy must be properly completed and signed in accordance with the instructions printed thereon and must be lodged with or posted to the Applicant's transfer secretaries, Link Market Services South Africa (Proprietary) Limited at 5th Floor, 11 Diagonal Street, Johannesburg, 2001 (PO Box 61771, Marshalltown, 2107), to be received by them by no later than 13:00 on Friday, 14 August 2009, or 48 (forty-eight) hours before any adjourned Scheme Meeting, or handed to the chairperson of the Scheme Meeting no later than 10 (ten) minutes before the Scheme Meeting or adjourned Scheme Meeting is due to commence. Notwithstanding the aforegoing, the Chairperson may approve in his discretion the use of any other form of proxy.

Where there are joint holders of the Applicant's ordinary shares, any one of such persons may vote at the Scheme Meeting in respect of those shares as if such joint holder was solely entitled thereto, but if more than one of the joint holders is present or represented at the Scheme Meeting, then the vote of the joint holder whose name appears first in the Applicant's register of members in respect of such shares (or his proxy) will alone be entitled to vote in respect of those shares. If more than one person is appointed on a single form of proxy, then only one of those proxies (in order of appointment) will be entitled to exercise that proxy.

In terms of the aforementioned Order of Court, the Chairperson must report the results of the Scheme Meeting to the above Honourable Court on Monday, 7 September 2009 at 10:00 or as soon thereafter as Counsel may be heard. A copy of the Chairperson's report to the Court will be available on request, free of charge, to any Scheme Member, at the addresses stated above, during normal business hours from Tuesday, 18 August 2009, or, if the Scheme Meeting is adjourned, from a date not later than 5 (five) days after the date of the adjourned Scheme Meeting.

MARK ANDREW PHILLIPS
Chairperson of the Scheme Meeting

24 July 2009

Webber Wentzel
Attorneys for the Applicant
15th Floor
Convention Tower
Heerengracht
Foreshore
Cape Town
8001
Tel: (021) 431-7000
Ref: Mr Johannes Gouws/Mr Hendrik du Preez

VenFin Limited

(Incorporated in the Republic of South Africa)
(Registration number 2004/034954/06)
ISIN: ZAU000005308

FORM OF PROXY

The definitions and interpretations commencing on page 7 of this circular apply, *mutatis mutandis*, to this form of proxy.

For use by VenFin ordinary shareholders registered as such at 17:00 on Thursday, 13 August 2009 ("**the scheme members**") at a meeting, convened in terms of an Order of the Western Cape High Court, Cape Town, to be held at the Conference Centre, Erinvale Estate Hotel & Spa, Lourensford Road, Somerset West at 13:00 on Monday, 17 August 2009 or such other venue as may be announced in the South African press or any adjournment thereof ("**the scheme meeting**").

Please print

I/We (full names) ______________________________

of (address) ______________________________

being the holders of [   ] VenFin ordinary shares do hereby appoint (see note 1):

1. ______________________________ or failing him/her,

2. ______________________________ or failing him/her,

3. the chairperson of the scheme meeting

as my/our proxy to attend and speak on my/our behalf at the scheme meeting or at any adjournment thereof and, if deemed fit, to approve (see note 3):

with modification†	(delete whichever is not applicable)
without modification	

a scheme of arrangement in terms of section 311 of the Companies Act 61 of 1973, as amended ("**the scheme**"), proposed by Remgro, between the Company and the VenFin ordinary shareholders, and to vote for or against the scheme or abstain from voting in respect of the VenFin ordinary shares registered in my/our name/s in accordance with the following instructions (see note 2):

	For the scheme	Against the scheme	Abstain from voting
Number of votes*			

* One vote per share held by scheme members.

Signed at ______________________________ on ______________________________ 2009

Signature ______________________________

Capacity of signatory (where applicable) ______________________________

Note: Authority of signatory to be attached – see notes 11 and 12.

Assisted by me (where applicable) ______________________________

Full name ______________________________ Capacity ______________________________

Signature ______________________________

†If a scheme member agrees that the scheme may be modified, the scheme member may, if he/she so desires, indicate the manner and extent of any such modification to which the proxy may agree on a separate form which must be lodged at or posted to the address stipulated in note 4, together with this form of proxy. In addition, please refer to the conditions stipulated in note 4.

Please read the notes on the reverse side hereof

Notes:

1. Each scheme member is entitled to appoint one or more proxies (none of whom need be a member of the Company) to attend, speak and vote in place of that scheme member at the scheme meeting.

2. A scheme member may insert the name of a proxy or the names of two alternative proxies of the scheme member's choice in the space/s provided, with or without deleting "the chairperson of the scheme meeting", but the scheme member must initial any such deletion. The person whose name stands first on the form of proxy and who is present at the scheme meeting will be entitled to act as proxy to the exclusion of those whose names follow.

3. A scheme member's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by the scheme member in the appropriate box provided. Failure to comply with the above will be deemed to authorise and direct the chairperson of the scheme meeting, if the chairperson is the authorised proxy, to vote in favour of the scheme, or any other proxy to vote or abstain from voting at the scheme meeting as he/she deems fit, in respect of all the scheme member's votes exercisable at the meeting.

4. If a scheme member agrees that the scheme may be modified, the scheme member may indicate the manner and the extent of such modification to which the proxy may agree on a separate sheet of paper which must be lodged with or posted to Link Market Services South Africa (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001, (PO Box 4844, Johannesburg, 2000) to be received by 13:00 on Friday, 14 August 2009 (or 48 hours before any adjourned scheme meeting) or may be handed to the chairperson of the scheme meeting up to 10 minutes before the scheme meeting is due to commence.

5. It should be noted that, notwithstanding that a scheme member indicates that the scheme may not be modified, the chairperson (if the chairperson is the authorised proxy) or any other proxy shall nevertheless be entitled to agree to a modification of the scheme in terms of which the scheme consideration is increased.

6. If a scheme member fails to indicate whether the scheme may be approved, with or without modification, or fails to indicate the manner and the extent of any modification to which the proxy may agree, such failure shall be deemed to authorise the chairperson of the scheme meeting or any other proxy, if the chairperson deems fit, to agree to the scheme, with or without modification as he/she deems fit, in respect of all the scheme member's votes exercisable at the meeting.

7. Forms of proxy must be lodged with or posted to Link Market Services South Africa (Proprietary) Limited, whose address is 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000) to be received by no later than 13:00 on Friday, 14 August 2009 or such later date as may be announced in the South African press in relation to any adjournment. Alternatively, forms of proxy may be handed to the chairperson of the scheme meeting up to than 10 minutes before the scheme meeting is due to commence.

8. The completion and lodging of this form of proxy will not preclude the relevant scheme member from attending the scheme meeting and speaking and voting in person to the exclusion of any proxy appointed in terms hereof, should such scheme member wish to do so.

9. The chairperson of the scheme meeting may accept any form of proxy which is completed and/or received other than in accordance with these notes, provided that the chairperson is satisfied as to the manner in which the scheme member concerned wishes to vote.

10. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

11. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate, etc.) must be attached to this form of proxy unless previously recorded by the Company or its transfer secretaries or waived by the chairperson of the scheme meeting.

12. Where this form of proxy is signed under power of attorney, such power of attorney must accompany this form of proxy, unless it has previously been registered with the Company or the transfer secretaries.

13. Where VenFin ordinary shares are held jointly, all joint holders are required to sign. Any joint holder may vote at the scheme meeting in respect if his/her joint shares as if he/she was solely entitled thereto, but if more than one of such joint holders are present or represented at the scheme meeting, the one whose name stands first in the register in respect of such shares or his/her proxy, as the case may be, is alone entitled to vote in respect thereof.

14. His/her parent or guardian must assist a minor, unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries.

VenFin Limited

(Incorporated in the Republic of South Africa)
(Registration number 2004/034954/06)
ISIN: ZAU000005308

FORM OF NOMINATION FOR IMMOBILISED VENFIN ORDINARY SHAREHOLDERS

The definitions and interpretations commencing on page 7, as well as the definitions commencing on page 51 of this circular apply, *mutatis mutandis*, to the form of nomination.

This form should be read in conjunction with the circular sent to shareholders dated 24 July 2009.

Instructions:

A separate form of nomination is required for each VenFin ordinary shareholder. VenFin ordinary shareholders must complete this form in block capitals.

- **Part A must be completed by the VenFin ordinary shareholder**
- **Part B must be completed by the nominated CSDP**

Please also read notes contained at the end of this form.

To: The transfer secretaries

By hand	*By post*
Link Market Services South Africa (Proprietary) Limited	Link Market Services South Africa (Proprietary) Limited
11 Diagonal Street	PO Box 4844
Johannesburg	Johannesburg
2001	2000

Dear Sirs

Part A: Nomination of CSDP account.

VenFin ordinary shareholders who wish to nominate a CSDP account should complete this Part A and have Part B completed by the nominated CSDP and then return the form to the transfer secretaries to be received by them by no later than 10:00 on the scheme consideration record date or on the closing date of the back-up offer, whichever is applicable.

I/We hereby nominate the following CSDP account into which I/we wish to receive the scheme consideration or back-up offer consideration, as the case may be, in respect of the VenFin ordinary shares held by me/us as at the relevant consideration record date.

Adapt to include appropriate details for a CSDP account

Signature of VenFin ordinary shareholder	
Assisted by me (if applicable)	
(State full name and capacity)	
Date	2009
Telephone number (Home) ( )	
Telephone number (Work) ( )	
Cellphone number	

Signatories may be called upon for evidence of their authority or capacity to sign this form.

Part B: CSDP confirmation.

To be completed only by the relevant CSDP nominated by the VenFin ordinary shareholder in Part A.

We, the undersigned confirm that we hold a valid CSDP account on behalf of the VenFin ordinary shareholder nominated in Part A and confirm the correctness of the CSDP account details provided to you by the VenFin ordinary shareholder in Part A.

Signature of CSDP representative
(Who warrants that he is duly authorised)
(State full name and capacity)
Date   2009
Telephone number (   )

Terms and conditions of nomination:

1. VenFin and Remgro and their respective subsidiaries, directors, officers and employees shall not incur any liability towards any VenFin ordinary shareholder and/or the CSDP completing this form if the information contained in this form is incorrect in any way whatsoever and as a consequence the scheme consideration or the back-up offer consideration, as the case may be, is not credited to the correct CSDP account and the VenFin ordinary shareholder signing this form indemnifies all the aforesaid parties accordingly.

2. VenFin shall in its sole discretion be entitled to ignore the nomination contained in this form and be entitled to procure that the scheme consideration or the back-up offer consideration be settled as if this form was not submitted by the VenFin ordinary shareholder concerned and VenFin and Remgro and their respective subsidiaries, directors, officers and employees shall not incur any liability towards any VenFin ordinary shareholder and/or the CSDP completing this form should VenFin exercise its discretion accordingly.

3. If this form is received by the transfer secretaries after the prescribed time for receipt thereof, the nomination contained in this form shall be ignored by VenFin and the scheme consideration or the back-up offer consideration shall be settled as if this form was not submitted by the VenFin ordinary shareholder concerned.

4. Any alteration to this form of nomination must be signed in full and not initialled.

5. If this form of nomination is signed under a power of attorney, then such power of attorney or a notarially certified copy thereof must be sent with this form for noting (unless it has already been noted by VenFin or the transfer secretaries).

6. Where the VenFin ordinary shareholder is a company or a close corporation, unless it has already been registered with VenFin or the transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form of application must be submitted if so requested by VenFin.

7. Where VenFin ordinary shares are held jointly, all joint holders are required to sign this form of acceptance.

VenFin Limited

(Incorporated in the Republic of South Africa)
(Registration number 2004/034954/06)
ISIN: ZAU000005308

FORM OF INSTRUCTION FOR EMIGRANTS AND NON-RESIDENTS

The definitions and interpretations commencing on page 7, as well as the definitions commencing on page 51 of this circular apply, *mutatis mutandis*, to the form of instruction.

This form is attached for the use of immobilised VenFin ordinary shareholders who are not resident in, or who have a registered address outside of South Africa. If your shares are held through a recognised broker, kindly advise your recognised broker directly.

Emigrants from the Common Monetary Area

The scheme consideration accruing to the scheme participants who are emigrants will be forwarded to the authorised dealer(s) in foreign exchange in South Africa controlling such participants blocked assets and will be endorsed "non-resident".

This form of instruction makes provision for the details of the authorised dealer concerned to be given.

All other non-residents of the Common Monetary Area

The scheme consideration accruing to scheme participants where registered addresses are outside the Common Monetary Area will be endorsed "non-resident" and forwarded to the registered address of the scheme participant concerned unless this form of instruction is returned setting out the details of the authorised dealer to which the scheme consideration must be sent.

To be completed in BLOCK CAPITALS by immobilised shareholders of VenFin ordinary shares who are emigrants from, or other non-residents of, the Common Monetary Area

Holders of VenFin ordinary shares who are emigrants from the Common Monetary Area must complete this section. All other non-residents of the Common Monetary Area must complete this form if they wish the scheme consideration to be delivered to an authorised dealer in South Africa.

If not properly completed by emigrants, the scheme consideration will be held in escrow by Remgro's transfer secretaries pending receipt of the necessary nomination of instruction. The scheme consideration will be forwarded to the authorised dealer in foreign exchange in South Africa controlling the emigrant's or non-resident's blocked assets in terms of the Exchange Control Regulations as nominated below for its control and credited to the emigrant's or non-resident's blocked accounts.

Name and address of authorised dealer in South Africa of substitute instructions

_____

Account number

_____

Full name of registered shareholder

_____

Signature of shareholder

_____

Date   2009   Telephone number (   )

To the transfer secretaries

By hand

Link Market Services South Africa (Proprietary) Limited
11 Diagonal Street
Johannesburg
2001

By post

Link Market Services South Africa (Proprietary) Limited
PO Box 4844
Johannesburg
2000

EXCHANGE CONTROL REGULATIONS

The following is a summary of the Exchange Control Regulations insofar as they may have application to scheme participants. In the event of scheme participants having any doubts about the effect of the Exchange Control Regulations on them, they should consult their professional advisers without delay.

1. **Residents of the Common Monetary Area**

   1.1 In the case of immobilised shareholders whose registered addresses in the register are within the Common Monetary Area and whose document(s) of title are not restrictively endorsed in terms of the Exchange Control Regulations, the scheme consideration will be posted to you at your own risk or the scheme consideration will be credited to your CSDP account should you so elect.

   1.2 In the case of VenFin ordinary shareholders who hold their shares through a recognised broker, whose registered addresses in the register are within the Common Monetary Area, the scheme consideration will be credited to their account held at their CSDP or broker.

2. **Emigrants from the Common Monetary Area**

   2.1 In the case of immobilised shareholders who are emigrants from the Common Monetary Area, the scheme consideration will be forwarded to the authorised broker in South Africa controlling such immobilised shareholders' blocked assets in terms of the Exchange Control Regulations. The attached form of nomination (*orange*) makes provision for the details of the authorised dealer concerned to be inserted. If the information regarding the authorised dealer is not given or the instructions are not given as required, the scheme consideration will be held by the transfer secretaries for the immobilised shareholders concerned. Such immobilised shareholders will thereafter be required to claim the scheme consideration to which they are entitled from the transfer secretaries by submitting the necessary information or instructions to the transfer secretaries.

   2.2 In the case of VenFin ordinary shareholders who hold their shares through a recognised broker who are emigrants from the Common Monetary Area, the scheme consideration will be credited to the account of the relevant scheme participants' CSDP or broker.

3. **All other non-residents of the Common Monetary Area**

   In the case of scheme participants who are non-residents, but who are not emigrants from the Common Monetary Area, whose registered addresses are outside the Common Monetary Area and whose document(s) of title have been restrictively endorsed under the Exchange Control Regulations, the scheme consideration will:

   3.1 in the case of immobilised shareholders, be posted to the registered addresses in the register of the non-residents concerned, unless written instructions to the contrary are received. If the scheme consideration, having been sent by ordinary post to the immobilised shareholder, is returned, the scheme consideration will be held by the transfer secretaries for the immobilised shareholders concerned pending receipt of the necessary information or instructions; or

   3.2 in the case of VenFin ordinary shareholders who hold their shares through a recognised broker, their accounts will be credited with the relevant scheme consideration by their duly appointed CSDP or broker in terms of the provisions of the mandate with their CSDP or broker.

   All CSDPs or brokers should note that they are required to comply with the Exchange Control Regulations set out above.

EXTRACTS FROM SECTION 440K OF THE COMPANIES ACT

440K. **Compulsory acquisition of securities of minority in affected transaction.** – (1) (*a*) If an offer for the acquisition of securities under an affected transaction involving the transfer of securities or any class of securities of a company to an offeror, has within four months after the date of the making of such offer been accepted by the holders of not less than nine-tenths of the securities or any class of securities whose transfer is involved (other than securities already held at the date of the issue of the offer by, or by a nominee for, the offeror or its subsidiary), the offeror may at any time within two months after the date of such acceptance give notice in the prescribed manner to any holder of such securities who has not accepted the said offer, that he or it desires to acquire his or its securities, and where such notice is given, the offeror shall be entitled and bound to acquire those securities on the terms on which under the affected transaction the securities of the holders who have accepted the offer, were or are to be transferred to the offeror, unless on an application made by such holder within six weeks from the date on which the notice was given, the Court:

    (i)   orders that the offeror shall not be so entitled and bound; or

    (ii)   imposes conditions of acquisition different from those of the offer.

(b) If the said offer has not been accepted to the extent necessary for entitling the offeror to give notice under subsection (1) (*a*), the Court may, on application by the offeror, issue an order authorising him to give notice under that subsection if the Court is satisfied that:

    (i)   the offeror has after reasonable enquiry been unable to trace one or more of the persons holding securities to which the offer relates;

    (ii)   the securities whose transfer is involved, by virtue of acceptances of the offer, together with the securities held by the person or persons referred to in subparagraph (i), amount to not less than the minimum specified in subsection (1) (*a*); and

    (iii)   the consideration offered is fair and reasonable,

but the Court shall not issue an order under this paragraph unless it considers that it is just and equitable to do so having regard, in particular, to the number of holders of securities who have been traced but who have not accepted the offer.

(2)   Where a notice has been given by the offeror under subsection (1) and the Court, on an application made by a holder of the securities who has not accepted the offer, has not ordered as contemplated in subsection (1) (*a*), the offeror shall, on the expiration of six weeks from the date on which the notice was given, or, if an application to the Court by such holder is then pending, after the application has been disposed of, transmit a copy of the notice to the offeree company, together with an instrument of transfer executed on behalf of such holder by any person appointed by the offeror, and pay or transfer to the offeree company the amount or other consideration representing the price payable by the offeror for the securities which by virtue of this section he or it is entitled to acquire, and, subject to the payment of the stamp duties ordinarily payable, the offeree company shall thereupon register the offeror as the holder of those securities: Provided that an instrument of transfer shall not be required for any security for which a share warrant is for the time being outstanding.

(3)   Where, in pursuance of an affected transaction referred to in subsection (1), securities of an offeree company were or are to be transferred to a person and those securities, together with any other securities of the said offeree company held by, or by a nominee for, the offeror or its subsidiary at the date of the acceptance of the offer in question, comprise or include nine-tenths of the securities in the offeree company or of any class of those securities, then:

    (*a*) the offeror shall within a month from the date of such acceptance (unless he or it has already complied with this requirement under subsection (1)) give notice of that fact in the prescribed manner to the holders of the remaining securities or of the remaining securities of that class, as the case may be, who have not accepted the offer under the affected transaction in question; and

    (*b*) any such holder may within three months from the giving of the notice to him require the offeror to acquire the securities in question,

and where the holder gives notice under paragraph (b) in relation to any securities, the offeror shall be entitled and bound to acquire those securities on the conditions on which under the affected transaction the securities of the holders who have accepted the offer were or are to be transferred to him or it, or on such other conditions as may be agreed upon or as the Court on the application of either the offeror or the holder may think fit to order.

(4) Any sum, and any dividend or other sum accruing from any other consideration, received by the offeree company under this section shall be paid into a separate bank account with a banking institution registered under the Banks Act, 1965 (Act No. 23 of 1965), and any such sums, dividend or any other consideration so received shall be held in trust by the offeree company for the person entitled to the securities in respect of which the said sums, dividend or other consideration was received.

(5) In this section any reference to a "holder of securities who has not accepted the offer" includes any holder who has failed or refused to transfer his securities to the offeror in accordance with the affected transaction.

S. 440K inserted by s. 6 of Act No. 69 of 1990.

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REF. W2CF07709

VenFin Limited

(Incorporated in the Republic of South Africa)
(Registration number 2004/034954/06)
ISIN: ZAU000005308

FORM OF ACCEPTANCE IN RESPECT OF THE BACK-UP OFFER

The definitions and interpretations commencing on page 7, as well as the definitions commencing on page 51 of this circular apply, *mutatis mutandis*, to the form of acceptance.

This form should be read in conjunction with the circular sent to shareholders dated 24 July 2009.

Instructions:

A separate form of acceptance is required for each VenFin ordinary shareholder. VenFin ordinary shareholders must complete this form in block capitals.

- **Part A must be completed by all VenFin ordinary shareholders who return this form.**
- **Part B must be completed by VenFin ordinary shareholders who are emigrants from or non-residents of the Common Monetary Area (see note 2).**

Please also read notes contained at the end of this form.

To: The transfer secretaries

By hand

Link Market Services South Africa (Proprietary) Limited
11 Diagonal Street
Johannesburg
2001

By post

Link Market Services South Africa (Proprietary) Limited
PO Box 4844
Johannesburg
2000

Dear Sirs

PART A – **Acceptance**

All shareholders who return this form must please complete Part A.

VenFin ordinary shareholders who wish to accept the back-up offer should complete Part A and return this form to the transfer secretaries by no later than 17:00 on the closing date.

I/We hereby accept the back-up offer, in respect of my/our holding of [   ] VenFin ordinary shares.

Surname or Name of corporate body
_____

First names (in full)
_____

Title
_____

Address to which the share certificate should be sent to if a CSDP account has not been nominated (if different from registered address)

Postal code

Country

Telephone number

Signature of VenFin ordinary shareholder	Stamp and address of agent lodging this form (if any)
Assisted by me (if applicable)	
(State full name and capacity)	
Date 2009	
Telephone number (Home) ( )	
Telephone number (Work) ( )	
Cellphone number	

Signatories may be called upon for evidence of their authority or capacity to sign this form.

Part B

1. **To be completed only by VenFin ordinary shareholders who are emigrants from South Africa.**

   The back-up offer consideration will be forwarded to the authorised dealer nominated below for its control and credited to the emigrant's blocked account. Accordingly, a non-resident who is an emigrant from South Africa must provide the following information:

   Name and address of authorised dealer in South Africa or substitute instruction
   _____

   Account number
   _____

2. **To be completed only by all other non-resident VenFin ordinary shareholders who wish to provide a substitute address.**

   The share certificate in respect of the consideration shares will be posted to the registered address of the non-resident concerned, unless written instructions to the contrary are received and a substitute address provided below:

   Substitute address
   _____

   _____

   _____

3. **If no nomination is made in terms of 1 above, the back-up offer consideration will be held in trust by the transfer secretaries.**

Notes:

1. Emigrants from the Common Monetary Area must complete Part B.

2. All other non-residents of the Common Monetary Area must complete Part B (if they wish the back-up offer consideration to be sent to an authorised dealer in South Africa).

3. If Part B is not properly completed, the back-up offer consideration (in the case of emigrants or non-residents) will be held in trust by the transfer secretaries pending receipt of the necessary nomination or instruction. Such emigrants or non-residents will thereafter be required to claim the back-up offer consideration to which they are entitled from the transfer secretaries by submitting a duly completed form of acceptance to the transfer secretaries.

4. Persons who have acquired VenFin ordinary shares after 24 July 2009, the date of posting of this circular to which this form of acceptance is attached, can obtain copies of the form of acceptance and this circular from Link Market Services South Africa (Proprietary) Limited, whose address is 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000).

5. Any alteration to this form of acceptance must be signed in full and not initialled.

6. If this form of acceptance is signed under a power of attorney, then such power of attorney or a notarially certified copy thereof must be sent with this form for noting (unless it has already been noted by VenFin or the transfer secretaries).

7. Where the VenFin ordinary shareholder is a company or a close corporation, unless it has already been registered with VenFin or the transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form of application must be submitted if so requested by VenFin.

8. Where VenFin ordinary shares are held jointly, all joint holders are required to sign this form of acceptance.